THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT DELIVER THESE SECURITIES UNTIL A FINAL PROSPECTUS SUPPLEMENT IS DELIVERED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT OFFERS TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS SUPPLEMENT ISSUED JANUARY 8, 1999 (SUBJECT TO COMPLETION) (TO PROSPECTUS DATED DECEMBER 31, 1998)

                                  $250,000,000

                                     [LOGO]

                        HARRAH'S OPERATING COMPANY, INC.
       PAYMENT OF PRINCIPAL, INTEREST AND PREMIUM, IF ANY, GUARANTEED BY
                          HARRAH'S ENTERTAINMENT, INC.

                              % SENIOR NOTES DUE 2009
                              -------------------

                   INTEREST PAYABLE ON JANUARY   AND JULY
                              -------------------

HARRAH'S OPERATING COMPANY, INC. MAY REDEEM ANY OR ALL OF THE NOTES AT ANY TIME
        AT THE REDEMPTION PRICE DESCRIBED HEREIN PLUS ACCRUED INTEREST.
                              -------------------

  THE NOTES WILL RANK EQUALLY WITH THE OTHER UNSECURED SENIOR INDEBTEDNESS OF
                              HARRAH'S OPERATING.
          THE NOTES WILL BE GUARANTEED BY HARRAH'S ENTERTAINMENT, INC.

       FOR A MORE DETAILED DESCRIPTION OF THE NOTES, SEE "DESCRIPTION OF
                         NOTES" BEGINNING ON PAGE S-29.
                              -------------------

  INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE
                                     S-11.
                               -----------------

                    PRICE    % AND ACCRUED INTEREST, IF ANY
                              -------------------

                                                                          UNDERWRITING
                                                     PRICE TO             DISCOUNTS AND            PROCEEDS
                                                      PUBLIC               COMMISSIONS            TO COMPANY
                                               ---------------------  ---------------------  ---------------------
PER NOTE.....................................            %                      %                      %
TOTAL........................................            $                      $                      $

                              -------------------

THE SECURITIES AND EXCHANGE COMMISSION, STATE SECURITIES REGULATORS AND GAMING REGULATORY AUTHORITIES HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MORGAN STANLEY & CO. INCORPORATED EXPECTS TO DELIVER THE NOTES TO PURCHASERS ON
JANUARY   , 1999.
                              -------------------

MORGAN STANLEY DEAN WITTER
     BANCBOSTON ROBERTSON STEPHENS
           BEAR, STEARNS & CO. INC.
                CREDIT SUISSE FIRST BOSTON
                      DONALDSON, LUFKIN & JENRETTE
                           LEHMAN BROTHERS
                                 MERRILL LYNCH & CO.
                                     PRUDENTIAL SECURITIES INCORPORATED

JANUARY   , 1999

                    [MAP OF UNITED STATES (WITH SMALLER MAP
                 OF AUSTRALIA INSET) DEPICTING GENERAL LOCATION
                        OF HARRAH'S CASINO PROPERTIES.]

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT                                                                     PAGE
                                                                                        ---------
Summary...............................................................................  S-4
Risk Factors..........................................................................  S-11
Use of Proceeds.......................................................................  S-13
Recent Developments...................................................................  S-14
Capitalization........................................................................  S-16
Selected Financial Data...............................................................  S-17
Unaudited Pro Forma Condensed Financial Statements....................................  S-19
Regulation and Licensing..............................................................  S-27
Description of Notes..................................................................  S-29
Underwriters..........................................................................  S-36
Legal Matters.........................................................................  S-37
Experts...............................................................................  S-37

PROSPECTUS

About This Prospectus.................................................................  2
Where You Can Find More Information...................................................  3
Disclosure Regarding Forward-Looking Statements.......................................  4
The Company...........................................................................  4
Ratio of Earnings to Fixed Charges....................................................  4
Use of Proceeds.......................................................................  5
Description of the Debt Securities....................................................  5
Plan of Distribution..................................................................  15
Legal Matters.........................................................................  16
Experts...............................................................................  16

    You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. We are offering to sell the notes, and seeking offers to buy the notes, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement and the date of the accompanying prospectus, regardless of the time of delivery of this prospectus supplement or any sales of the notes.

                                    SUMMARY

    IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, THE WORDS "COMPANY," "HARRAH'S," "WE," "OUR," "OURS," AND "US" REFER TO HARRAH'S ENTERTAINMENT, INC., A DELAWARE CORPORATION ("HARRAH'S ENTERTAINMENT"), AND ITS WHOLLY OWNED SUBSIDIARY, HARRAH'S OPERATING COMPANY, INC., A DELAWARE CORPORATION ("HARRAH'S OPERATING"), UNLESS OTHERWISE STATED OR THE CONTEXT OTHERWISE REQUIRES. THE FOLLOWING SUMMARY CONTAINS BASIC INFORMATION ABOUT THIS OFFERING. IT MAY NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. THE "DESCRIPTION OF NOTES" SECTION OF THIS PROSPECTUS SUPPLEMENT AND THE "DESCRIPTION OF THE DEBT SECURITIES" SECTION IN THE ACCOMPANYING PROSPECTUS CONTAIN MORE DETAILED INFORMATION REGARDING THE TERMS AND CONDITIONS OF THE NOTES.

                                  THE COMPANY

    We are one of the leading casino entertainment companies in the United States, operating in more markets than any other casino company and offering a Harrah's casino experience within a three-hour drive of one-third of the U.S. population. Our U.S. operations currently include nine land-based casinos, seven riverboat or dockside casinos, and three casinos on Indian reservations. We also own a partial interest in and manage a land-based casino in Sydney, Australia and own a non-controlling interest in and will manage the only land-based casino in New Orleans, Louisiana upon its anticipated completion in late October 1999. Our recently completed merger with Rio Hotel & Casino, Inc. ("Rio") added a profitable, premier Las Vegas destination resort with a unique level of service, strong brand name, and distinct customer base to our national distribution of casino offerings. See "Recent Transactions--The Rio Merger."

    After taking into account our acquisition of Showboat, Inc. ("Showboat") on June 1, 1998 and our merger with Rio on January 1, 1999, our gaming operations included (with data regarding number of hotel rooms, slots and gaming tables, and casino square footage provided as of December 31, 1997):

                                                                                         CASINO
                                                                               HOTEL     SQUARE          GAMING
                      MARKET/PROPERTY                         TYPE OF CASINO   ROOMS     FOOTAGE  SLOTS  TABLES
------------------------------------------------------------  --------------  --------   -------  -----  ------
ATLANTIC CITY, NEW JERSEY
  Harrah's Atlantic City....................................    Land-based    1,174       80,800  2,529      97
  Atlantic City Showboat....................................    Land-based      800      102,000  3,700      95
LAS VEGAS, NEVADA
  Harrah's Las Vegas........................................    Land-based    2,677       86,700  1,963      97
  Rio Suite Hotel & Casino..................................    Land-based    2,582      116,000  2,431     103
  Las Vegas Showboat........................................    Land-based      451       75,000  1,540      25
LAKE TAHOE, NEVADA
  Harrah's Lake Tahoe.......................................    Land-based      532       63,200  1,711     107
  Bill's Lake Tahoe.........................................    Land-based        -       18,000    547      20
RENO, NEVADA
  Harrah's Reno.............................................    Land-based      973       55,450  1,581      65
LAUGHLIN, NEVADA
  Harrah's Laughlin.........................................    Land-based    1,690       47,000  1,291      42
CHICAGO, ILLINOIS
  Harrah's Joliet...........................................    Riverboat         -(1)    37,000    988      56
  East Chicago Showboat.....................................    Riverboat         -       53,000  1,700      82
TUNICA, MISSISSIPPI
  Harrah's Tunica...........................................     Dockside       199       50,000    857      44
VICKSBURG, MISSISSIPPI
  Harrah's Vicksburg........................................     Dockside       117       18,000    573      31

                                                                                         CASINO
                                                                               HOTEL     SQUARE          GAMING
                      MARKET/PROPERTY                         TYPE OF CASINO   ROOMS     FOOTAGE  SLOTS  TABLES
------------------------------------------------------------  --------------  --------   -------  -----  ------
SHREVEPORT, LOUISIANA
  Harrah's Shreveport.......................................     Dockside         -(2)    22,550  1,069      40
NORTH KANSAS CITY, MISSOURI
  Harrah's North Kansas City................................     Dockside       200       62,100  2,029      82
ST. LOUIS, MISSOURI
  Harrah's St. Louis Riverport..............................     Dockside       291       60,000  1,300      60
PHOENIX, ARIZONA                                                  Indian
  Harrah's Phoenix Ak-Chin Casino...........................   Reservation        -       38,000    475      25
CHEROKEE, NORTH CAROLINA                                          Indian
  Harrah's Cherokee Smoky Mountains Casino..................   Reservation        -       50,000  1,801       -
TOPEKA, KANSAS                                                    Indian
  Harrah's Prairie Band Casino-Topeka.......................   Reservation      100       26,000    500      40
SYDNEY, AUSTRALIA
  Star City.................................................    Land-based      352      153,000  1,500     200

------------------------

(1) We currently are in the process of constructing a 204-room hotel at Harrah's Joliet which is expected to be completed in the fourth quarter of 1999.

(2) We recently announced plans to construct a 503-room hotel at Harrah's Shreveport which is expected to be completed in the year 2000.

BRAND STRATEGY

    We seek to differentiate ourselves by building the industry's only national brand. To accomplish this objective, we have invested significant time and resources learning who the best customers in our industry are and what they want from a gaming experience. We are building our brand with a focus on the broad middle market gaming segment, but because of our strategy, we are uniquely positioned to appeal to those customers that play in more than one market. These customers represent 12% of the industry's customers, but generate 55% of the industry's revenue. Our strategy is comprised of four integrated components which combine to create a sustainable competitive advantage for Harrah's. These four elements are national geographic distribution, quality facilities, proprietary technology and superior customer service.

    NATIONAL GEOGRAPHIC DISTRIBUTION

        Geographic distribution serves as the foundation of our strategy. We currently operate 19 casinos in 14 markets in the United States, more than any other casino operator. As a result, we not only have diversified sources of revenue and earnings, but this geographic distribution also allows us to develop relationships with more customers in more markets than any other casino entertainment company. Since many of our markets have a limited number of gaming licenses, most of which have already been allocated, we believe it will be difficult for a competitor to duplicate our nationwide scope. In addition, through strategic growth opportunities, we will continue to expand our distribution and build even greater access to our target customers.

    QUALITY FACILITIES

        We recently completed a large investment program in our facilities to ensure consistent quality among our properties as a necessary component in building a national brand. Our ongoing maintenance capital expenditure program ensures that our properties maintain a high level of quality and meet the expectations of our target customer. We recently completed several important renovations and expansions at our casinos, the most dramatic of which was the transformation of our Harrah's Las

    Vegas property after approximately $200.0 million of investment. In 1999, our capital program includes building hotels at two of our riverboat properties, upgrading the amenities offered at the East Chicago Showboat Casino, completing an expansion at the Rio and maintenance capital.

    PROPRIETARY TECHNOLOGY

        We have invested in proprietary technology and tools that help us better market to and understand our customers. Our proprietary technology not only enables us to market effectively and efficiently but also gives us the ability to operate centralized back office systems to achieve economies of scale and synergies. This technology includes powerful elements such as our patented Total Gold program and its underlying Winners Information Network (WINet) database. Total Gold is the only program in the casino industry that rewards and recognizes casino customers on a nationwide basis. Total Gold allows customers to earn points and complimentaries based on play and redeem these points and complimentaries for cash, merchandise, food, lodging or show tickets at any Harrah's casino across the country. There are currently over 15 million records in our WINet database. Total Gold was launched in September 1997. Our revenues for the nine months ended September 30, 1998 from cross-property tracked play as a percent of total gaming revenue have increased to over 12% compared to 8% for the same period in 1997. Total Gold and WINet integrate all of our Harrah's casinos and, as such, serve as a platform on which we are able to build national brand loyalty.

    SUPERIOR CUSTOMER SERVICE

        We are committed to ensuring that our employees deliver a recognizable, differentiated customer experience based on level of play. Our goal is to increase the number of target customers who visit our casinos and to capture a greater share of their gaming budget. The key to this strategy is having highly capable, motivated employees that engender customer loyalty in local markets, and then capturing the revenues generated by these loyal customers when they travel to other markets. We are just beginning to implement this stage of our strategy.

RECENT TRANSACTIONS

    Consistent with our goal of establishing a national brand, we have been and intend to continue to be a key player in the consolidation of the gaming industry. We believe that we have a strong platform upon which to build value through acquisitions, first through the creation of synergies inherent in our technology and centralized services, and second through the expansion of our nationwide distribution system.

    THE SHOWBOAT ACQUISITION

        On June 1, 1998, we completed our acquisition of Showboat. We paid approximately $518.0 million in cash and assumed approximately $635.0 million in Showboat debt. Our acquisition of Showboat gives us a stronger presence in the two key growth and feeder markets of Atlantic City and Chicago. In Atlantic City, Showboat provides us with a very strong additional brand in a strategic Boardwalk location that complements Harrah's existing location in the Marina district. In the Chicago market, the combination of Showboat's riverboat casino complex southeast of Chicago in neighboring Indiana and Harrah's in Joliet, Illinois, southwest of Chicago, makes it possible for us to seek the loyalty of a broader share of visitors from the Chicago area. The acquisition also gives us a presence in Sydney, Australia through Showboat's management and partial ownership of the Star City casino. A Showboat property in Las Vegas is a non-strategic asset for us.

    THE RIO MERGER

        On January 1, 1999, we completed our merger with Rio. In connection with the merger, we issued approximately 25 million shares of our common stock and assumed Rio's outstanding debt. Rio is an all-suite hotel-casino with over 2,500 suites and 116,000 square feet of gaming space featuring approximately 2,400 slot machines and 100 table games, in addition to an 18-hole, championship golf course. In addition, Rio owns or has the right to acquire approximately 35 acres of land adjacent to its existing facilities available for further development. We expect that our merger with Rio will add more than one million customers to our existing 15 million-customer database. We also believe that the combination of Rio's customers, more than 50% of whom are from the Las Vegas and Los Angeles markets, with Harrah's customers, who are predominantly from outside these markets, will provide significant opportunities to strategically expand cross-market play through our database management and marketing strength. The addition of Rio to the family of Harrah's properties provides our customers who frequent Las Vegas a choice between two distinct, high-quality experiences, a Las Vegas Strip destination and a high quality resort experience.

                            ------------------------

    The principal executive offices of Harrah's are located at 1023 Cherry Road, Memphis, Tennessee 38117, telephone (901) 762-8600.

                                  THE OFFERING

Total Amount of Notes Offered......  $250,000,000 in principal amount of    % Senior Notes due 2009.

Maturity...........................  January   , 2009.

Issue Price........................  % of par plus accrued interest, if any, from the issue date of the notes.

Interest...........................  % per year.

Interest Payment Dates.............  January   and July   , beginning on July   , 1999. Interest will
                                       accrue from the issue date of the notes.

Guarantee..........................  Harrah's Entertainment will unconditionally guarantee the notes.
                                       However, because Harrah's Entertainment's sole material asset is its equity interest in Harrah's Operating, Harrah's
                                       Entertainment is dependent on the receipt of dividends or other payments from Harrah's Operating to make payments on the
                                       guarantee of the notes.

Ranking............................  The notes are unsecured senior obligations of Harrah's Operating.
                                       At September 30, 1998, giving effect to our merger with Rio, our issuance of $750.0 million of senior subordinated notes in
                                       December 1998 and the issuance of the notes offered by this prospectus supplement, the notes would have ranked equal in right of payment with $818.3 million of other senior
                                       indebtedness of Harrah's Operating, including $814.1 million under our credit facility.

Optional Redemption................  We may redeem some or all of the notes at any time at the redemption price described in the "Description of Notes"
                                       section under the heading "Optional Redemption," plus accrued interest to the date of redemption.

Covenants..........................  The indenture governing the notes will contain covenants that limit our ability and our subsidiaries' ability to:

                                       - enter into certain sale and lease-back transactions;

                                       - incur liens on our assets to secure debt;

                                       - merge or consolidate with another company; and

                                       - transfer or sell substantially all of our assets.

                                     For more details, see the "Additional Covenants of Harrah's
                                       Operating" section under the heading "Description of Notes" in this prospectus supplement and the "Merger, Consolidation or
                                       Sale of Assets" section under the heading "Description of the
                                       Debt Securities" in the accompanying prospectus.

Use of Proceeds....................  We will use the proceeds of the notes to reduce outstanding indebtedness under our credit facility.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

    The following summary historical financial data below is derived from our audited consolidated financial statements, except for the financial data for the nine months ended September 30 which is derived from our unaudited consolidated financial statements. The selected unaudited pro forma financial data below under the heading "Pro Forma" gives effect to our acquisition of Showboat, our merger with Rio and our issuance on December 9, 1998 of $750.0 million of 7 7/8% Senior Subordinated Notes due 2005 (the "December Notes Offering") and is derived from our unaudited pro forma condensed financial statements included herein. The balance sheet data below under the heading "Pro Forma As Adjusted" gives effect to our merger with Rio, the December Notes Offering and the offering of the notes hereby. See "Capitalization." You should read the financial data presented below in conjunction with the respective consolidated financial statements and accompanying notes of Harrah's Entertainment, Rio and Showboat, as well as the respective management's discussion and analysis of results of operations and financial condition of Harrah's Entertainment and Rio, all of which are incorporated by reference into the accompanying prospectus.

                                             NINE MONTHS ENDED SEPTEMBER 30,              YEAR ENDED DECEMBER 31,
                                           -----------------------------------  --------------------------------------------
                                            PRO FORMA                            PRO FORMA
                                             1998(1)    1998(1)(2)    1997(3)     1997(3)     1997(3)    1996(4)    1995(5)
                                           -----------  -----------  ---------  -----------  ---------  ---------  ---------
                                                                             (IN MILLIONS)
INCOME STATEMENT DATA:
  Revenues...............................   $ 1,940.6    $ 1,479.3   $ 1,221.2   $ 2,389.2   $ 1,619.2  $ 1,586.0  $ 1,578.8
  Income from operations.................       309.0        239.1       174.2       298.3       213.5      236.9      209.4
  Income before income taxes and minority
    interests............................       185.9        176.7       162.1       176.7       183.6      172.1      151.6
  Income from continuing operations......       102.8        106.1        95.4        90.6       107.5       98.9       78.8

OTHER FINANCIAL AND OPERATING DATA:
  EBITDA(6)..............................   $   472.7    $   364.9   $   301.7   $   532.7   $   374.7  $   335.3  $   305.1
  Adjusted EBITDA(6).....................       472.1        364.3       293.1       546.7       377.6      408.0      387.1
  Cash flows from operating activities...       289.7        245.3       219.0       346.6       255.1      285.7      213.7
  Interest expense.......................       140.6         81.4        57.9       174.9        79.1       70.0       73.9
  Ratio of earnings to fixed
    charges(7)...........................         2.1x         2.8x        3.1x        1.6x        2.8x       2.8x       1.3x

                                                                     AT SEPTEMBER 30,
                                                            -----------------------------------
                                                             PRO FORMA                                   AT DECEMBER 31,
                                                            AS ADJUSTED   PRO FORMA              -------------------------------
                                                               1998         1998        1998       1997       1996       1995
                                                            -----------  -----------  ---------  ---------  ---------  ---------
                                                                                       (IN MILLIONS)
BALANCE SHEET DATA:
  Total assets............................................   $ 4,279.7    $ 4,278.5   $ 3,191.9  $ 2,005.5  $ 1,974.1  $ 1,636.7
  Current portion of long-term debt.......................        52.4         52.4        49.8        1.8        1.8        2.0
  Long-term debt..........................................     2,307.2      2,304.7     1,914.0      924.4      889.5      753.7
  Stockholders' equity....................................     1,350.3      1,351.1       827.4      735.5      719.7      585.5

------------------------

(1) 1998 includes a $13.2 million gain from the sale of our equity investment in a restaurant subsidiary.

(2) Includes financial results of Showboat only from June 1, 1998, the date of its acquisition.

(3) 1997 includes $13.8 million in pre-tax charges for write-downs and reserves relating to debtor-in-possession financing provided to Harrah's Jazz Company and a $37.4 million gain on the sale of equity in our New Zealand subsidiary.

(4) 1996 includes $52.2 million in pre-tax charges for write-downs of the value of certain riverboat casino facilities and reserves relating to liability arising from our guarantee of third party debt.

(5) 1995 includes $93.3 million in pre-tax charges for write-downs primarily relating to our New Orleans casino development project.

(6) EBITDA consists of earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA consists of EBITDA before write-downs and reserves, project opening costs, venture restructuring costs, gains on sales of subsidiary equity interests and provision for settlement of litigation and related costs. EBITDA and Adjusted EBITDA are supplemental financial measurements used by management, as well as by industry analysts, to evaluate Harrah's operations. However, EBITDA and Adjusted EBITDA should not be construed as an alternative to Income from operations (as an indicator of Harrah's operating performance) or to Cash flows from operating activities (as a measure of liquidity) as determined in accordance with generally accepted accounting principles and presented in our consolidated financial statements. All companies do not calculate EBITDA in the same manner. As a result, EBITDA as presented by Harrah's may not be comparable to similarly titled measures presented by other companies.

(7) For purposes of computing this ratio, "earnings" consist of income before income taxes plus fixed charges (excluding capitalized interest) and minority interests (relating to subsidiaries whose fixed charges are included in the computation), excluding equity in undistributed earnings of less than 50% owned investments. "Fixed charges" include interest whether expensed or capitalized, amortization of debt expense, discount or premium related to indebtedness and such portion of rental expense that we deem to be representative of interest. As required by the rules which govern the computation of this ratio, both earnings and fixed charges are adjusted where appropriate to include the financial results for the Company's nonconsolidated majority-owned subsidiaries. Accordingly, the 1995 period has been adjusted to include the financial results and fixed charges for Harrah's Jazz Company. For the nine months ended September 30, 1998 and for the pro forma 1997 and 1998 periods, the computation of the ratio has been adjusted to include the financial results and fixed charges of Showboat Marina Casino Partnership.

                           FORWARD-LOOKING STATEMENTS

    This prospectus supplement includes forward-looking statements, including, in particular, the statements about our plans, strategies and properties under the heading "Summary." Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including those discussed elsewhere in the documents which are incorporated by reference into this prospectus supplement and the accompanying prospectus and the following, any of which could affect our future results and could cause results to differ materially from those expressed in such forward-looking statements:

    - the effect of economic, credit and capital market conditions;

    - our construction, development and acquisition activities;

    - the ability of Harrah's and Rio to successfully integrate their operations;

    - the impact of competition;

    - changes in laws or regulations, third party relations and approvals, decisions of courts, regulators and governmental bodies; and

    - changes in customer demand.

                                  RISK FACTORS

    YOU SHOULD READ CAREFULLY THIS ENTIRE PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS BEFORE INVESTING IN THE NOTES. AMONG THE FACTORS THAT MAY ADVERSELY AFFECT AN INVESTMENT IN THE NOTES ARE THE FOLLOWING:

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NOTES.

    We currently have a significant amount of indebtedness. At September 30, 1998, after giving effect to our merger with Rio, the December Notes Offering and this offering, our total consolidated indebtedness would have been approximately $2,359.6 million. See "Capitalization."

    The notes will not restrict our ability to borrow substantial additional indebtedness in the future. For example, our credit facility would permit additional borrowing of senior indebtedness of up to $423.9 million after completion of this offering. If new indebtedness is added to our current debt levels, the related risks that we now face could increase.

    Our indebtedness could have important consequences for the holders of the notes, including:

    - limiting our ability to satisfy our obligations with respect to the notes;

    - increasing our vulnerability to general adverse economic and industry conditions;

    - limiting our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

    - requiring a substantial portion of our cash flow from operations for the payment of principal of, and interest on, our indebtedness and reducing our ability to use our cash flow to fund working capital, capital expenditures and general corporate requirements;

    - limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

    - disadvantaging us compared to competitors with less indebtedness.

SERVICING OUR INDEBTEDNESS WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

    Our ability to make payments on our indebtedness, including these notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. Harrah's Entertainment is a holding company and Harrah's Operating conducts substantially all of its operations through its subsidiaries. As a result, our ability to meet our debt service obligations substantially depends upon our subsidiaries' cash flow and payments of funds to us by our subsidiaries. This ability, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

    Based on our current level of operations and recent acquisitions, we believe our cash flow from operations, available cash and available borrowings under our credit facility will be adequate to meet our liquidity needs for the next few years.

    We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness, including these notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including these notes on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

ALTHOUGH THESE NOTES ARE REFERRED TO AS "SENIOR NOTES," THEY WILL BE EFFECTIVELY SUBORDINATED TO OUR SECURED INDEBTEDNESS AND THE INDEBTEDNESS OF OUR SUBSIDIARIES.

    The notes are unsecured and therefore will be effectively subordinated to any secured indebtedness we may incur to the extent of the value of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding involving us, our assets which serve as collateral will be available to satisfy the obligations under any secured indebtedness before any payments are made on the notes. In addition, our subsidiaries will not guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us, except to the extent we may also have a claim as a creditor. Assuming we had completed this offering on September 30, 1998, these notes would have been effectively junior to approximately $941.3 million of indebtedness of subsidiaries of Harrah's Operating.

YOU CANNOT BE SURE THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THESE NOTES.

    Prior to this offering, there was no public market for these notes. We have been informed by the underwriters that they intend to make a market in these notes after this offering is completed. However, the underwriters may cease their market-making at any time. In addition, the liquidity of the trading market in these notes, and the market price quoted for these notes, may be adversely affected by changes in the overall market for these types of securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for these notes.

                                USE OF PROCEEDS

    We anticipate our net proceeds from the sale of the notes will be $247.5 million after deducting underwriting discounts and commissions and estimated offering expenses of $2.5 million. We intend to use the net proceeds to reduce outstanding indebtedness under our credit facility.

    Our credit facility currently consists of an approximately $1.40 billion unsecured line of credit and an approximately $111.0 million unsecured line of credit with maturities of July 31, 2000 and May 11, 1999, respectively. As of September 30, 1998, the weighted average interest rate under the credit facility was 6.43% per annum, and the amount outstanding under our credit facility, after giving pro forma effect to the December Notes Offering, was $1,061.6 million.

    Since January 1, 1998, we have made borrowings under our credit facility (other than short-term borrowings for working capital) of (i) $204.0 million to redeem Harrah's Operating's 8 3/4% Senior Subordinated Notes due 2000, (ii) approximately $500.0 million to pay a portion of the consideration paid to Showboat's stockholders in our acquisition of Showboat, and (iii) $388.7 million to complete our tender offer and consent solicitation for Showboat's 9 1/4% First Mortgage Bonds due 2008 and 13% Senior Subordinated Notes due 2009.

                              RECENT DEVELOPMENTS

EAST CHICAGO

    A subsidiary of Showboat, Showboat Indiana Investment, Inc., holds a 55% partnership interest in both Showboat Marina Partnership ("SMP") and Showboat Marina Investment Partnership ("SMIP"). Waterfront Entertainment and Development, Inc. ("Waterfront") is the minority partner, holding 45% of both SMP and SMIP. SMP and SMIP hold 99% and 1%, respectively, of the partnership interests in Showboat Marina Casino Partnership, the owner of the East Chicago Showboat Casino.

    We have entered into an agreement with the shareholders of Waterfront to increase our ownership of the equity in both SMP and SMIP to approximately 99.5%. Upon consummating such agreement, we also will amend the partnership agreements relating to SMP, SMIP and Showboat Marina Casino Partnership to give us greater flexibility in operating the East Chicago Showboat Casino. This transaction is subject to receipt of necessary regulatory approvals and is expected to close during the first quarter of 1999. Harrah's also plans to rebrand the East Chicago Showboat Casino as a "Harrah's" property during the first quarter of 1999.

    We presently account for the operating results of SMP and SMIP on an equity method basis. When we complete the acquisition of the additional equity in such entities and amend the partnership agreements as described above, we will consolidate the financial results of SMP and SMIP with the financial results of our other businesses.

NEW ORLEANS CASINO

    On October 30, 1998, Harrah's Jazz Company ("Jazz"), a partnership in which one of our former subsidiaries was a partner, consummated a plan of reorganization. Jazz originally was formed to develop, own and operate the only land-based casino entertainment facility in New Orleans, Louisiana. Jazz filed for bankruptcy protection on November 22, 1995 before completing construction of a permanent casino facility. As a result of consummating its reorganization, Jazz ended its bankruptcy, all litigation relating to the bankruptcy filing has been dismissed and a newly formed limited liability company, Jazz Casino Company, L.L.C. ("JCC"), has recommenced construction of the casino.

    A subsidiary of Harrah's Operating owns approximately 43% of the equity of JCC's publicly-held parent company (which may be reduced to approximately 40% due to certain option exercises), and a subsidiary of Harrah's Operating will manage the casino under a management agreement. Harrah's Operating has guaranteed (i) JCC's initial $100.0 million annual tax payment to the State of Louisiana (and, subject to certain conditions, agreed to provide the guarantee for four additional years), (ii) $166.5 million of JCC bank debt, and (iii) completion and opening of the casino on or before October 30, 1999 (subject to force majeure). Harrah's Operating also is obligated to make a $22.5 million subordinated loan to JCC as a part of the financing of construction of the casino. Harrah's Operating and its subsidiaries will receive certain fees in connection with the management of the casino and for providing the bank and state guarantees, subject to deferral in certain circumstances. The casino is currently expected to open by late October 1999.

MODIFICATION OF CREDIT FACILITY

    In connection with obtaining the consent of the lenders under our credit facility to our merger with Rio, we agreed to modify certain terms of the credit facility relating to mandatory principal reductions, financial covenants and the interest rates charged under such facility. As amended, our credit facility provides for us to either (i) repay at least $250.0 million of amounts available under the credit facility by each of December 31, 1998, March 31, 1999 and June 30, 1999 (a total of $750.0 million) from the proceeds of an equity offering of Harrah's Entertainment or an offering of senior unsecured or subordinated debt of Harrah's Operating, or (ii) permanently increase the interest rate margin applicable to all amounts outstanding under the credit facility by 0.50% for each $250.0 million not refinanced by such dates (a total increase of 1.50%). The completion of the December Notes Offering and application of the net proceeds to reduce amounts outstanding under the credit facility substantially satisfied our repayment requirements under the amended credit facility. Those repayment requirements will be completely satisfied by the application of net proceeds from this offering of notes to further reduce amounts outstanding under the amended credit facility.

    The proceeds of the December Notes Offering were used to repay amounts outstanding under the credit facility and permanently reduced our borrowing availability under the credit facility. However, we are permitted to reborrow an amount sufficient to refinance the outstanding long-term indebtedness related to the East Chicago Showboat Casino for a period of up to 120 days from the completion of the December Notes Offering. Likewise, our intended application of proceeds of this offering to repay amounts outstanding under the credit facility will similarly permanently reduce our borrowing availability, except that, following this offering, we will be permitted at any time to reborrow for general corporate purposes, including the East Chicago Showboat Casino refinancing, up to $200.0 million of the amounts we repaid under our credit facility in connection with the December Notes Offering.

    Our borrowings under the credit facility bear interest at either a base rate or a Eurodollar rate, each adjusted for an applicable margin (which is further defined in the related credit agreement). The base rate is equal to the higher of the following: (i) a certificate of deposit rate plus 0.50%, (ii) the prime interest rate or (iii) the overnight federal funds rate plus 0.50%. The applicable margins on our approximately $1.40 billion unsecured line of credit maturing in July 2000 (the "$1.40 Billion Line") and our approximately $111.0 million unsecured line of credit (the "$111.0 Million Line") are based on a maximum of 1.25% and 0.875%, respectively, minus predetermined percentage discounts based on our interest coverage ratios or credit ratings received from specified rating agencies (the "Reduction Discounts"). As of September 30, 1998, the Reduction Discounts applicable to the $1.40 Billion Line and $111.0 Million Line were 0.50% and 0.25%, respectively. The $1.40 Billion Line requires that we pay an annual fee of up to 0.25% on the unused portion of the line of credit, and the $111.0 Million Line requires that we pay an annual fee of up to 0.15% on the full commitment. Both of these fees are further adjusted by the applicable Reduction Discount. After adjusting these fees for the applicable Reduction Discount, as of September 30, 1998, the annual fee on the $1.40 Billion Line was 0.20% and 0.11% on the $111.0 Million Line.

                                 CAPITALIZATION

    The following table sets forth our debt and equity capitalization as of September 30, 1998 (i) on a historical basis, (ii) after giving pro forma effect to our merger with Rio and the December Notes Offering, and (iii) as further adjusted to give effect to this offering of notes and the application of our estimated net proceeds as described under "Use of Proceeds." You should read this table in conjunction with our selected financial data presented elsewhere in this prospectus supplement along with the consolidated financial statements and related notes of Harrah's Entertainment, Rio and Showboat incorporated by reference into the accompanying prospectus.

                                                                                      SEPTEMBER 30, 1998
                                                                              -----------------------------------
                                                                                                       PRO FORMA
                                                                               ACTUAL     PRO FORMA   AS ADJUSTED
                                                                              ---------  -----------  -----------
                                                                                         (IN MILLIONS)
CURRENT PORTION OF LONG-TERM DEBT:
  Total current portion of long-term debt...................................  $    49.8   $    52.4    $    52.4
                                                                              ---------  -----------  -----------
                                                                              ---------  -----------  -----------
LONG-TERM DEBT:
  Revolving Credit Facilities
    Harrah's Operating......................................................  $ 1,797.5   $ 1,061.6    $   814.1
    Rio.....................................................................                  136.5        136.5
  Unsecured Notes Payable...................................................        3.9        15.6         15.6
  Capitalized Lease Obligations.............................................        2.2         2.2          2.2
  9 1/4% First Mortgage Bonds due 2008......................................       58.3        58.3         58.3
  13% Senior Subordinated Notes due 2009....................................        2.4         2.4          2.4
  Atlantic City Mortgage Debt...............................................       99.5        99.5         99.5
  7 7/8% Senior Subordinated Notes due 2005.................................                  750.0        750.0
  10 5/8% Senior Subordinated Notes due 2005................................                  105.5        105.5
  9 1/2% Senior Subordinated Notes due 2007.................................                  125.5        125.5
  Notes offered hereby......................................................                               250.0
    Less current portion of long-term debt..................................      (49.8)      (52.4)       (52.4)
                                                                              ---------  -----------  -----------
    Total long-term debt, net of current portion............................    1,914.0     2,304.7      2,307.2

STOCKHOLDERS' EQUITY:
  Total stockholders' equity................................................      827.4     1,351.1      1,350.3
                                                                              ---------  -----------  -----------
    Total capitalization....................................................  $ 2,741.4   $ 3,655.8    $ 3,657.5
                                                                              ---------  -----------  -----------
                                                                              ---------  -----------  -----------

                            SELECTED FINANCIAL DATA

    The selected consolidated financial data below is derived from our audited consolidated financial statements, except for the financial data for the nine months ended September 30 which is derived from our unaudited consolidated financial statements. You should read the financial data presented below in conjunction with the consolidated financial statements, accompanying notes and management's discussion and analysis of results of operations and financial condition of Harrah's Entertainment, which are incorporated by reference into the accompanying prospectus.

                                                 NINE MONTHS ENDED
                                                   SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                                                --------------------  -----------------------------------------------------
                                                 1998(1)    1997(2)    1997(2)    1996(3)    1995(4)    1994(5)     1993
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                  (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Revenues....................................  $ 1,479.3  $ 1,221.2  $ 1,619.2  $ 1,586.0  $ 1,578.8  $ 1,349.9  $ 1,020.6
  Income from operations......................      239.1      174.2      213.5      236.9      209.4      267.2      210.0
  Income before income taxes and minority
    interests.................................      176.7      162.1      183.6      172.1      151.6      139.3      139.0
  Income from continuing operations...........      106.1       95.4      107.5       98.9       78.8       50.0       74.9
  Net income(6)...............................       87.8       87.2       99.4       98.9       78.8       78.4       86.3
  Net income per share-diluted(6).............       0.87       0.86       0.98       0.95       0.76       0.76       0.84
OTHER FINANCIAL AND OPERATING DATA:
  EBITDA(7)...................................  $   364.9  $   301.7  $   374.7  $   335.3  $   305.1  $   285.4  $   274.1
  Adjusted EBITDA(7)..........................      364.3      293.1      377.6      408.0      387.1      354.1      274.5
  Cash flows from operating activities........      245.3      219.0      255.1      285.7      213.7      227.3      198.2
  Interest expense............................       81.4       57.9       79.1       70.0       73.9       76.4       73.1
  Ratio of earnings to fixed charges(8).......        2.8x       3.1x       2.8x       2.8x       1.3x       2.0x       2.6x

                                                                 AT                           AT DECEMBER 31,
                                                            SEPTEMBER 30,  -----------------------------------------------------
                                                                1998         1997       1996       1995       1994       1993
                                                            -------------  ---------  ---------  ---------  ---------  ---------
                                                                                       (IN MILLIONS)
BALANCE SHEET DATA:
  Total assets(6).........................................   $   3,191.9   $ 2,005.5  $ 1,974.1  $ 1,636.7  $ 1,738.0  $ 1,528.0
  Current portion of long-term debt.......................          49.8         1.8        1.8        2.0        1.0        1.0
  Long-term debt..........................................       1,914.0       924.4      889.5      753.7      727.5      665.2
  Stockholders' equity(6).................................         827.4       735.5      719.7      585.5      623.4      536.0

------------------------

(1) 1998 includes a $13.2 million gain from the sale of our equity investment in a restaurant subsidiary. Includes financial results of Showboat only from June 1, 1998, the date of its acquisition.

(2) 1997 includes $13.8 million in pre-tax charges for write-downs and reserves relating to debtor-in-possession financing provided to Harrah's Jazz Company and a $37.4 million gain on the sale of equity in our New Zealand subsidiary.

(3) 1996 includes $52.2 million in pre-tax charges for write-downs of the value of certain riverboat casino facilities and reserves relating to liability arising from our guarantee of third party debt.

(4) 1995 includes $93.3 million in pre-tax charges for write-downs primarily relating to our New Orleans casino development project.

(5) 1994 includes a $53.4 million provision for settlement of all claims and related costs related to the Merger Agreement and Tax Sharing Agreement arising from the 1990 spin-off of Harrah's Entertainment and acquisition of the Holiday Inn business by Bass PLC.

(6) Amounts for periods prior to the June 30, 1995 dividend of Promus Hotel Corporation common stock to our stockholders reflect the impact of the financial position and results of operations for the discontinued hotel business in those periods.

(7) EBITDA consists of earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA consists of EBITDA before write-downs and reserves, project opening costs, venture restructuring costs, gains on sales of subsidiary equity interests and provision for settlement of litigation and related costs. EBITDA and Adjusted EBITDA are supplemental financial measurements used by management, as well as by industry analysts, to evaluate Harrah's operations. However, EBITDA and Adjusted EBITDA should not be construed as an alternative to Income from operations (as an indicator of Harrah's operating performance) or to Cash flows from operating activities (as a measure of liquidity) as determined in accordance with generally accepted accounting principles and presented in our consolidated financial statements. All companies do not calculate EBITDA in the same manner. As a result, EBITDA as presented by Harrah's may not be comparable to similarly titled measures presented by other companies.

(8) For purposes of computing this ratio, "earnings" consist of income before income taxes plus fixed charges (excluding capitalized interest) and minority interests (relating to subsidiaries whose fixed charges are included in the computation), excluding equity in undistributed earnings of less than 50% owned investments. "Fixed charges" include interest whether expensed or capitalized, amortization of debt expense, discount or premium related to indebtedness and such portion of rental expense that we deem to be representative of interest. As required by the rules which govern the computation of this ratio, both earnings and fixed charges are adjusted where appropriate to include the financial results for the Company's nonconsolidated majority-owned subsidiaries. Accordingly, the 1994 and 1995 periods have been adjusted to include the financial results and fixed charges for Harrah's Jazz Company. For the nine months ended September 30, 1998, the computation of the ratio has been adjusted to include the financial results and fixed charges of Showboat Marina Casino Partnership.

               UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

    The following unaudited pro forma condensed financial statements are based upon and should be read in conjunction with the historical consolidated financial statements of Harrah's Entertainment, Rio and Showboat which are incorporated by reference into the accompanying prospectus.

    The unaudited pro forma condensed statements of income for the nine months ended September 30, 1998 and the year ended December 31, 1997 give effect to (i) our acquisition of both Showboat and Rio applying the purchase method of accounting; (ii) our refinancing of certain amounts of Showboat's existing indebtedness (on June 15, 1998, we completed tender offers and consent solicitations and retired a portion of the debt assumed in our acquisition of Showboat); (iii) certain adjustments that are directly attributable to our acquisition of Showboat and Rio and anticipated to have continuing impact, including certain estimated operational benefits arising from the elimination of duplicative corporate office and operational support functions; (iv) the December Notes Offering; (v) de-consolidation of the Showboat East Chicago property, in which we hold a 55% non-controlling interest; and (vi) the presentation of the Showboat Las Vegas property as an asset held for sale. The pro forma condensed statements of income assume that these transactions were consummated on the first day of each of the periods presented.

    The unaudited pro forma condensed balance sheet presents the combined financial position of Harrah's Entertainment (including Showboat) and Rio as of September 30, 1998. The unaudited pro forma condensed balance sheet gives effect to (i) our merger with Rio applying the purchase method of accounting as if the merger was consummated on September 30, 1998; (ii) certain adjustments that are directly attributable to our merger with Rio; and (iii) the December Notes Offering.

    The unaudited pro forma condensed financial statements have been prepared based upon currently available information and assumptions that we have deemed appropriate. This pro forma information may not be indicative of what actual results would have been, nor does such data purport to represent the combined financial results of Harrah's Entertainment, Showboat and Rio for future periods.

                          HARRAH'S ENTERTAINMENT, INC.

                         UNAUDITED PRO FORMA CONDENSED
                              STATEMENT OF INCOME

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

                                                                             HARRAH'S
                                                                                AS         RIO        PRO FORMA
                                      HARRAH'S     SHOWBOAT    PRO FORMA     ADJUSTED    HISTORICAL ADJUSTMENTS FOR  HARRAH'S AS
                                     HISTORICAL    HISTORICAL ADJUSTMENTS       FOR       (NOTE          RIO           ADJUSTED
                                      (NOTE 1)     (NOTE 2)     (NOTE 3)     SHOWBOAT      4)         (NOTE 5)         FOR RIO
                                     -----------   --------   ------------   ---------   -------   ---------------   ------------
                                                               (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues
  Casino...........................  $  1,220.3    $ 237.6    $  (92.7) (a)  $1,365.2    $149.0    $                 $1,514.2
  Food and beverage................       171.8       25.9       (10.4) (a)     187.3      99.6                         286.9
  Rooms............................       114.5        9.7        (2.5) (a)     121.7      59.9                         181.6
  Management fees..................        48.6        4.4        (0.5) (a)      52.5         -                          52.5
  Other............................        60.7        4.1        (1.8) (a)      63.0      21.8                          84.8
  Less: casino promotional
    allowances.....................      (136.6)     (17.4)        3.0(a)      (151.0)    (28.4)                       (179.4)
                                     -----------   --------   ------------   ---------   -------     ------          ------------
      Total revenues...............     1,479.3      264.3      (104.9)       1,638.7     301.9                       1,940.6
                                     -----------   --------   ------------   ---------   -------     ------          ------------
Operating expenses
  Direct
    Casino.........................       651.2      100.6       (42.4) (a)     709.4      83.8                         793.2
    Food and beverage..............        86.8       27.6       (11.7) (a)     102.7      71.5                         174.2
    Rooms..........................        31.7        6.1        (1.6) (a)      36.2      18.9                          55.1
  Depreciation--buildings,
    riverboats and equipment.......        94.9       19.0        (7.7) (a)     106.2      20.7        (1.0) (h)        125.9
  Equity in (income) losses of
    nonconsolidated subsidiaries...         8.7        1.2         2.9(a)        12.8         -                          12.8
  Project opening costs............         7.2          -           -            7.2         -                           7.2
  Other............................       359.7      108.1       (38.8) (a)     409.2      56.5         2.8(i)          463.2
                                                                   6.2(b)                              (5.3) (j)
                                                                 (26.0) (c)
                                     -----------   --------   ------------   ---------   -------     ------          ------------
      Total operating expenses.....     1,240.2      262.6      (119.1)       1,383.7     251.4        (3.5)          1,631.6
                                     -----------   --------   ------------   ---------   -------     ------          ------------
Income from operations.............       239.1        1.7        14.2          255.0      50.5         3.5             309.0
Interest expense, net of interest
  capitalized......................       (81.4)     (29.7)        9.1(a)      (111.6)    (18.2)       (0.6) (k)       (140.6)
                                                                   5.0(d)                             (10.2) (l)
                                                                 (14.6) (e)
Other income, including interest
  income...........................        19.0        1.8        (0.1) (a)      20.7      (3.2)                         17.5
                                     -----------   --------   ------------   ---------   -------     ------          ------------
Income before income taxes and
  minority interests...............       176.7      (26.2)       13.6          164.1      29.1        (7.3)            185.9
Provision for income taxes.........       (65.0)       4.0        (7.5) (g)     (68.5)    (10.6)        1.6(m)          (77.5)
Minority interests.................        (5.6)         -           -           (5.6)                                   (5.6)
                                     -----------   --------   ------------   ---------   -------     ------          ------------
Income from continuing
  operations.......................  $    106.1    $ (22.2)   $    6.1       $   90.0    $ 18.5    $   (5.7)         $  102.8
                                     -----------   --------   ------------   ---------   -------     ------          ------------
                                     -----------   --------   ------------   ---------   -------     ------          ------------
Income from continuing operations
  per share
    Basic..........................  $     1.06                              $   0.91                                $   0.82(n)
    Diluted........................  $     1.05                              $   0.90                                $   0.81(n)
Average common shares
  outstanding......................       100.2                                 100.2                                   125.0(n)
Average common and common
  equivalent shares outstanding....       101.3                                 101.3                                   126.7(n)

        See Notes to Unaudited Pro Forma Condensed Financial Statements.

                          HARRAH'S ENTERTAINMENT, INC.

                         UNAUDITED PRO FORMA CONDENSED
                              STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                           HARRAH'S
                                                                              AS                      PRO FORMA
                                    HARRAH'S    SHOWBOAT     PRO FORMA     ADJUSTED       RIO      ADJUSTMENTS FOR   HARRAH'S AS
                                    HISTORICAL  HISTORICAL  ADJUSTMENTS       FOR      HISTORICAL        RIO           ADJUSTED
                                    (NOTE 1)    (NOTE 2)      (NOTE 3)     SHOWBOAT    (NOTE 4)       (NOTE 5)         FOR RIO
                                    ---------   ---------   ------------   ---------   ---------   ---------------   ------------
                                                               (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues
  Casino..........................  $1,338.0    $  497.1    $ (152.8) (a)  $1,682.3    $  214.0    $                 $1,896.3
  Food and beverage...............     196.8        62.7       (20.9) (a)     238.6       114.8                         353.4
  Rooms...........................     128.4        25.4        (6.1) (a)     147.7        70.4                         218.1
  Management fees.................      24.6         5.7                       30.3           -                          30.3
  Other...........................      78.9        10.7        (5.5) (a)      84.1        25.6                         109.7
  Less: casino promotional
    allowances....................    (147.5)      (44.8)        6.4(a)      (185.9)      (32.7)                       (218.6)
                                    ---------   ---------   ------------   ---------   ---------     ------          ------------
      Total revenues..............   1,619.2       556.8      (178.9)       1,997.1       392.1                       2,389.2
                                    ---------   ---------   ------------   ---------   ---------     ------          ------------
Operating expenses
  Direct
    Casino........................     685.9       252.8       (79.0) (a)     859.7       117.6                         977.3
    Food and beverage.............     103.6        37.4       (18.4) (a)     122.6        89.0                         211.6
    Rooms.........................      39.7         6.6        (3.7) (a)      42.6        20.6                          63.2
  Depreciation--buildings,
    riverboats and equipment......     103.7        40.8       (14.3) (a)     130.2        23.2        (1.3) (h)        152.1
  Equity in (income) losses of
    nonconsolidated
    subsidiaries..................      11.1         3.5        23.9(a)        38.5           -                          38.5
  Project opening costs...........      17.6         9.6        (9.6) (a)      17.6        11.2                          28.8
  Other...........................     444.1       180.0       (65.2) (a)     552.2        70.4         3.8(i)          619.4
                                                                15.3(b)                                (7.0) (j)
                                                               (22.0) (c)
                                    ---------   ---------   ------------   ---------   ---------     ------          ------------
      Total operating expenses....   1,405.7       530.7      (173.0)       1,763.4       332.0        (4.5)          2,090.9
                                    ---------   ---------   ------------   ---------   ---------     ------          ------------
Income from operations............     213.5        26.1        (5.9)         233.7        60.1         4.5             298.3
Interest expense, net of interest
  capitalized.....................     (79.1)      (49.4)       16.6(a)      (134.5)      (26.3)       (0.8) (k)       (174.9)
                                                                10.9(d)                               (13.3) (l)
                                                               (33.5) (e)
Other income, including interest
  income..........................      49.2         5.1        (1.0) (a)      53.3           -                          53.3
                                    ---------   ---------   ------------   ---------   ---------     ------          ------------
Income before income taxes and
  minority interests..............     183.6       (18.2)      (12.9)         152.5        33.8        (9.6)            176.7
Provision for income taxes........     (68.7)        2.3        (1.9) (g)     (68.3)      (12.4)        2.0(m)          (78.7)
Minority interests................      (7.4)       (2.6)        2.6(a)        (7.4)          -                          (7.4)
                                    ---------   ---------   ------------   ---------   ---------     ------          ------------
Income from continuing
  operations......................  $  107.5    $  (18.5)   $  (12.2)      $   76.8    $   21.4    $   (7.6)         $   90.6
                                    ---------   ---------   ------------   ---------   ---------     ------          ------------
                                    ---------   ---------   ------------   ---------   ---------     ------          ------------
Income from continuing operations
  per share
    Basic.........................  $   1.07                               $   0.76                                  $   0.74(n)
    Diluted.......................  $   1.06                               $   0.76                                  $   0.73(n)
Average common shares
  outstanding.....................     100.6                                  100.6                                     122.2(n)
Average common and common
  equivalent shares outstanding...     101.3                                  101.3                                     123.5(n)

        See Notes to Unaudited Pro Forma Condensed Financial Statements.

                          HARRAH'S ENTERTAINMENT, INC.

                         UNAUDITED PRO FORMA CONDENSED
                                 BALANCE SHEET

                            AS OF SEPTEMBER 30, 1998

                                                                                     HARRAH'S
                                              HARRAH'S       RIO       PRO FORMA        AS
                                              HISTORICAL  HISTORICAL  ADJUSTMENTS    ADJUSTED
                                              (NOTE 1)    (NOTE 4)      (NOTE 6)      FOR RIO
                                              ---------   ---------   ------------   ---------
                                                               (IN MILLIONS)
ASSETS
Current assets
  Cash and cash equivalents.................  $  128.7    $   21.3    $              $  150.0
  Receivables, less allowance for doubtful
    accounts................................      46.7        37.7                       84.4
  Deferred income tax benefits..............      16.1           -                       16.1
  Inventories...............................      15.6        13.8                       29.4
  Prepayments and other.....................      29.0         8.4                       37.4
                                              ---------   ---------   ------------   ---------
    Total current assets....................     236.1        81.2                      317.3
                                              ---------   ---------   ------------   ---------
Land, buildings, riverboats and equipment...   2,641.6       738.5       186.2(o)     3,465.1
                                                                        (101.2) (o)
Less: accumulated depreciation..............    (765.5)     (101.2)      101.2(o)      (765.5)
                                              ---------   ---------   ------------   ---------
                                               1,876.1       637.3       186.2        2,699.6
Excess of purchase price over net assets
  acquired in Showboat acquisition..........     521.8           -                      521.8
Goodwill arising from Rio acquisition.......         -           -       150.0(p)       150.0
Investments in and advances to
  nonconsolidated subsidiaries..............     284.7           -                      284.7
Other assets................................     273.2        24.7        (4.3) (q)     305.1
                                                                          14.1(r)
                                                                          (2.6) (s)
                                              ---------   ---------   ------------   ---------
                                              $3,191.9    $  743.2    $  343.4       $4,278.5
                                              ---------   ---------   ------------   ---------
                                              ---------   ---------   ------------   ---------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable..........................  $   39.2    $   27.6    $              $   66.8
  Accrued expenses..........................     203.1        36.0        (0.9) (s)     265.1
                                                                          26.9(t)
  Current portion of long-term debt.........      49.8         2.6                       52.4
                                              ---------   ---------   ------------   ---------
    Total current liabilities...............     292.1        66.2        26.0          384.3
Long-term debt..............................   1,914.0       367.7       750.0(r)     2,304.7
                                                                        (735.9) (r)
                                                                           8.9(u)
Deferred credits and other..................      99.8           -                       99.8
Deferred income taxes.......................      44.1        17.9        62.1(v)       124.1
                                              ---------   ---------   ------------   ---------
                                               2,350.0       451.8       111.1        2,912.9
                                              ---------   ---------   ------------   ---------
Minority interests..........................      14.5           -                       14.5
                                              ---------   ---------   ------------   ---------
Commitments and contingencies
Stockholders' equity........................
  Common stock..............................      10.1         0.2         2.3(w)        12.6
  Capital surplus...........................     398.0       182.7       340.2(w)       920.9
  Retained earnings.........................     437.3       108.5        (1.7) (s)     435.6
                                                                        (108.5) (w)
  Accumulated other comprehensive income....      (0.4)          -                       (0.4)
  Deferred compensation related to
    restricted stock........................     (17.6)          -                      (17.6)
                                              ---------   ---------   ------------   ---------
                                                 827.4       291.4       232.3        1,351.1
                                              ---------   ---------   ------------   ---------
                                              $3,191.9    $  743.2    $  343.4       $4,278.5
                                              ---------   ---------   ------------   ---------
                                              ---------   ---------   ------------   ---------

        See Notes to Unaudited Pro Forma Condensed Financial Statements.

                          HARRAH'S ENTERTAINMENT, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                              FINANCIAL STATEMENTS

    Note 1--Historical financial information for Harrah's for the nine months ended September 30, 1998 and the year ended December 31, 1997 has been derived from the Harrah's historical financial statements. Harrah's financial statements for the nine month period ended September 30, 1998 include Showboat's operations after its June 1, 1998 acquisition by Harrah's.

    Note 2--The Showboat historical financial information for the year ended December 31, 1997 has been derived from Showboat's historical financial information. Showboat's historical financial results reflected in the Unaudited Pro Forma Condensed Statement of Income for the Nine Months Ended September 30, 1998 include only the five months of Showboat's operations prior to its June 1, 1998 acquisition by Harrah's.

    Note 3--Following are brief descriptions of the pro forma adjustments to reflect Harrah's acquisition of Showboat.

    (a) Adjusts the historical statements of income to reflect the operating results of Showboat East Chicago as being accounted for under the equity method (rather than consolidated) and to remove the operating results of Showboat Las Vegas. Harrah's owns a 55% non-controlling interest in the partnership which owns and operates Showboat East Chicago. The agreements which govern the management of this partnership stipulate that certain actions require unanimous approval of all partners, or the consent of the minority partner, before such action can be taken. These actions include, among others, the approval of the annual operating budget, approval of the annual capital budget, decisions to buy or sell assets totaling more than $500,000 in any one calendar year and the incurrence of more than $500,000 of debt in any one calendar year. Given the significance of the issues requiring the concurrence of the minority partner, Harrah's has concluded that it does not have control of the partnership for accounting purposes and, as a result, accounts for this investment under the equity method of accounting. Under the terms of a transaction announced in December 1998 and expected to close in first quarter 1999, Harrah's has reached an agreement to increase its ownership in the partnership to nearly 100%. Upon closing of this transaction, Harrah's will have accounting control of the partnership and will commence consolidation of the partnership. Showboat Las Vegas is being carried by Harrah's as an asset held for sale and, as such, is carried on Harrah's balance sheet at its estimated realizable value, net of estimated selling expenses and carrying costs through the expected date of sale. The net impact on income from continuing operations of the pro forma adjustments related to Showboat East Chicago is zero. The net impact of the adjustments related to Showboat Las Vegas is to increase income from continuing operations by $2.1 million for the nine months ended September 30, 1998 and $3.5 million for the year ended December 31, 1997.

    (b) Reflects estimated expense for the amortization of the excess of the purchase price paid over the net book value of the assets acquired. Harrah's is currently in the process of allocating the purchase price among the tangible and intangible assets acquired and the liabilities assumed based on fair market values, as determined by appraisals, discounted cash flows, quoted market prices and estimates made by management. The purchase price allocation process is expected to be completed by the end of 1998. For purposes of these pro forma statements, it is assumed that the excess purchase price will be amortized over an average 30 year life for all tangible and intangible assets acquired. Upon completion of the purchase price allocation process, to the extent the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired, such excess will be allocated to goodwill and amortized over 40 years.

    (c) Reflects adjustments for transaction costs expensed by Showboat in pre-transaction periods and estimated administrative costs savings to be realized as a result of merger efficiencies.

                          HARRAH'S ENTERTAINMENT, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                        FINANCIAL STATEMENTS (CONTINUED)

    (d) Reflects reduction in interest expense for the impact of Harrah's retirement of $218.6 million face amount of Showboat's 9 1/4% First Mortgage Bonds due 2008 and $117.9 million face amount of Showboat's 13% Senior Subordinated Notes due 2009 using funds drawn under Harrah's credit facility. See Note (f).

    (e) Reflects additional interest expense, including amortization of related deferred finance charges, arising from the incremental borrowings incurred by Harrah's to fund the purchase of Showboat's outstanding common stock. See Note
(f).

    (f) The funds required to fund the retirement of a portion of Showboat's outstanding debt (see Note (d)) and the purchase of Showboat's outstanding common stock (see Note (e)) were borrowed under Harrah's credit facility, and the pro forma effects of such borrowing on interest expense have been computed at a historical average floating rate of 6.26% for the nine months ended September 30, 1998, and 6.29% for the year ended December 31, 1997. Each 1/8 of a percent change in the floating rate on these borrowings would result in a change in interest expense of $0.8 million for the nine months ended September 30, 1998, and $1.1 million for the year ended December 31, 1997.

    (g) Records the estimated tax effect of the pro forma adjustments, with the exception of the amortization of the unallocated purchase price, which is assumed to be nondeductible for tax purposes.

    Note 4--The Rio historical financial information for the nine months ended September 30, 1998 and the year ended December 31, 1997 has been derived from Rio's historical financial information.

    Note 5--The following table sets forth the determination and preliminary allocation of the purchase price based on a market value of $19.83 per share of Harrah's common stock, which is the average of the quoted market price of Harrah's common stock for the period beginning three trading days before and ending three trading days after our merger with Rio was announced.

                                                                                       (IN
                                                                                    MILLIONS)
                                                                                   -----------
Merger exchange of shares (24.8 million shares of Rio common stock converted to
  Harrah's common stock on a one for one exchange basis, and fair market value assigned to outstanding Rio stock options to be converted to Harrah's
  options).......................................................................   $   525.4
Estimated fair market value of Rio debt assumed by Harrah's......................       379.2
Transaction costs and expenses...................................................        26.9
                                                                                   -----------
Pro forma purchase price.........................................................   $   931.5
                                                                                   -----------
                                                                                   -----------

    The preliminary allocation of the pro forma purchase price is as follows:

Land............................................................................   $    185.7
Building, and furniture, fixtures and equipment.................................        637.8
Goodwill........................................................................        150.0
Other, net......................................................................        (42.0)
                                                                                  ------------
                                                                                   $    931.5
                                                                                  ------------
                                                                                  ------------

    The final purchase price and its allocation will be based on independent appraisals, discounted cash flows, quoted market prices and estimates by management and is expected to be completed by June 30, 1999.

                          HARRAH'S ENTERTAINMENT, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                        FINANCIAL STATEMENTS (CONTINUED)

    Following are brief descriptions of the pro forma adjustments to the statements of income to reflect our merger with Rio.

    (h) Adjusts depreciation expense due to the revaluation of acquired buildings and equipment resulting from the allocation of the purchase price of Rio. Depreciation expense is reduced $1.0 million for the nine months ended September 30, 1998 and $1.3 million for the year ended December 31, 1997.

    (i) Reflects an increase in expense due to amortization of goodwill arising from Harrah's purchase of Rio. Amortization expense is increased $2.8 million for the nine months ended September 30, 1998 and $3.8 million for the year ended December 31, 1997. Goodwill is assumed to be amortized over a life of 40 years.

    (j) Records the impact on expenses of certain estimated operational efficiencies for functions which are expected to be eliminated or reduced as a result of our merger with Rio. The elimination of duplicative corporate office and operational support functions is estimated to reduce other costs and expenses and corporate expense by $5.3 million for the nine months ended September 30, 1998 and to reduce other costs and expenses and corporate expense by $7.0 million for the year ended December 31, 1997.

    (k) Reflects net increase in interest expense comprised of incremental borrowings incurred by Harrah's to fund transaction costs, which is partially offset by the amortization of the estimated premium to be recognized to adjust Rio's outstanding debt to its fair value as of the date of acquisition. The pro forma interest expense arising from the additional borrowings has been computed using Harrah's historical average floating rate on its credit facility of 6.26% for the nine months ended September 30, 1998, and 6.29% for the year ended December 31, 1997. Each 1/8 percent change in the floating rate on these borrowings would result in a change in interest expense of $25,000 for the nine months ended September 30, 1998, and $34,000 for the year ended December 31, 1997.

    (l) In connection with obtaining the consent of the lenders under our credit facility to our merger with Rio, we agreed to modify certain terms of the credit facility relating to mandatory principal reductions and the interest rates charged under such facility. As amended, the credit facility provides for Harrah's to either (i) refinance at least $250.0 million of amounts available under the credit facility by each of December 31, 1998, March 31, 1999 and June 30, 1999 (a total of $750.0 million), or (ii) permanently increase the interest rate margin applicable to all amounts outstanding under the credit facility by 0.50% for each $250.0 million not refinanced by such dates (a total increase of 1.50%). Proceeds from the December Notes Offering substantially satisfied our refinancing requirements under the amended credit facility. This adjustment reflects the estimated incremental interest expense, including amortization of deferred finance charges, due to this refinancing.

    (m) Records the estimated tax effect of these pro forma adjustments, with the exception of the amortization of goodwill, which is assumed to be nondeductible for tax purposes.

    (n) Pro forma income from continuing operations per share is computed on the basis of the combined weighted average number of shares of Harrah's common stock and Harrah's common stock equivalents after giving effect to the issuance of shares to consummate our merger with Rio.

    Note 6--Following are brief descriptions of the pro forma adjustments to the balance sheet to reflect our merger with Rio.

    (o) Reflects the net increase in the carrying value of Rio's land, buildings and equipment to adjust those assets to their estimated fair market value.

                          HARRAH'S ENTERTAINMENT, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                        FINANCIAL STATEMENTS (CONTINUED)

    (p) Reflects as goodwill the excess purchase price over fair value of net tangible and intangible assets acquired and liabilities assumed.

    (q) Reduces other assets to reflect deferred financing costs of Rio not valued due to the adjustment of debt to estimated fair market value.

    (r) Records the December Notes Offering, incurrence of the related deferred finance charges and retirement of a portion of our credit facility to obtain the consent of our lenders to our merger with Rio.

    (s) Records the write-off of the unamortized deferred finance charges related to the early retirement of a portion of our credit facility as a result of the December Notes Offering.

    (t) Records as current liabilities the accrual of severance and direct merger costs of Harrah's and Rio.

    (u) Reflects the net adjustment to long-term debt to reflect the Rio debt at its estimated fair market value and incremental borrowings to fund payment of additional deferred finance charges.

    (v) Records the deferred tax effect of the pro forma balance sheet adjustments, primarily related to land, buildings and equipment.

    (w) The net increase in stockholders' equity reflects: (i) the issuance of one share of Harrah's common stock for each share of Rio common stock outstanding and (ii) the elimination of Rio's historical retained earnings.

                            REGULATION AND LICENSING

    The ownership and operation of casino gaming facilities are subject to extensive governmental regulation. Each of the jurisdictions in which we operate gaming facilities requires us to hold various licenses, findings of suitability, registrations, permits, and approvals (collectively, "Gaming Licenses"). Under the gaming laws of Nevada, New Jersey, Mississippi, Missouri, Louisiana, Illinois, Indiana, and other jurisdictions, and our corporate charter, holders of our securities may be required, under certain circumstances, to dispose of the securities. If the holder refuses to do so, we may be required to repurchase the security.

    Consequently, each holder of notes, by accepting any notes, will be deemed to have agreed to be bound by the requirements imposed by the gaming authority in any jurisdiction we, or any of our subsidiaries, conduct or propose to conduct gaming activities. See "Description of the Debt Securities-- Mandatory Disposition Pursuant to Gaming Laws," in the accompanying prospectus. In addition, under the indenture governing the notes, each holder and beneficial owner of notes, by accepting or otherwise acquiring an interest in any notes, will be deemed to have agreed to apply for a license, qualification, or finding of suitability as required by the gaming authorities in any jurisdiction in which we, or any of our subsidiaries, conduct or propose to conduct gaming activities. If a holder of notes fails to apply or become licensed or qualified or is found unsuitable, we shall have the right, at our option:

    - to require the holder to dispose of its notes or beneficial interest therein within 30 days of receiving notice of our election or such earlier date as may be requested or prescribed by a gaming authority; or

    - to redeem the bonds at a redemption price equal to the lesser of (i) the holder's cost or (ii) 100% of the principal amount thereof, plus accrued and unpaid interest to the earlier of the redemption date and the date of the finding of unsuitability, which may be less than 30 days following the notice of redemption if so requested or prescribed by the gaming authority.

    We will not be responsible for any costs or expenses incurred by any such holder or beneficial owner in connection with its application for a license, qualification or finding of suitability. Harrah's Operating's charter also expressly provides that debt securities issued by Harrah's Operating may be redeemed if a holder of such securities is found unsuitable by any governmental agency.

    The Nevada Gaming Commission, the New Jersey Casino Control Commission, the Mississippi Gaming Commission, the Missouri Gaming Commission, the Louisiana Gaming Control Board, the Illinois Gaming Board, the Indiana Gaming Commission and the New South Wales Casino Control Authority, may also, among other things, limit, condition, suspend or revoke a Gaming License or approval to own the stock or joint venture interests of any of our operations in such licensing authority's jurisdiction, for any cause deemed reasonable by such licensing authority. Substantial fines or forfeiture of assets for violations of gaming laws or regulations may be levied against us, such subsidiaries and joint ventures and the persons involved. The suspension or revocation of any of our Gaming Licenses or the levy on us of substantial fines or forfeiture of assets could have a material adverse effect on our business.

    Under Nevada and Mississippi law, we may not make a public offering of our securities without the prior approval of the applicable gaming commission if we intend to use the offering proceeds to construct, acquire or finance a gaming facility, or retire or extend existing obligations incurred for such purposes. On November 19, 1998, the Nevada Gaming Commission granted Harrah's Entertainment and Harrah's Operating prior approval to make offerings for a period of two years, subject to certain conditions. The Chairman of the Nevada State Gaming Control Board may rescind its approval for good cause without prior notice upon the issuance of an interlocutory stop order. These prior approvals do not constitute a finding, recommendation or approval by the Nevada Gaming Commission or the Nevada State Gaming Control Board as to the accuracy or adequacy of the accompanying prospectus or the prospectus supplement, or the investment merits of the securities offered. Any representation to the contrary is unlawful. The Company received a similar one-year waiver of approval requirements from the Mississippi Gaming Commission on August 20, 1998.

    To date, we have obtained all Gaming Licenses necessary for the operation of our gaming activities. Gaming Licenses and related approvals, however, are deemed to be privileges under the laws of the jurisdictions in which we conduct gaming activities, and no assurances can be given that any new Gaming Licenses that may be required in the future will be granted or that existing Gaming Licenses will not be revoked or suspended.

    The foregoing is only a summary of the applicable regulatory requirements. For a more detailed description of the applicable regulatory requirements, including requirements under gaming laws and our corporate charter, see "Governmental Regulation" in Harrah's Entertainment's Annual Report on Form 10-K for the year ended December 31, 1997, incorporated by reference herein.

                              DESCRIPTION OF NOTES

    THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE NOTES OFFERED HEREBY (REFERRED TO IN THE ACCOMPANYING PROSPECTUS AS THE "DEBT SECURITIES") SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH REPLACES, THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF THE DEBT SECURITIES SET FORTH IN THE ACCOMPANYING PROSPECTUS. THE FOLLOWING SUMMARY OF THE NOTES IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE INDENTURE REFERRED TO IN THE ACCOMPANYING PROSPECTUS. CERTAIN CAPITALIZED TERMS USED AND NOT OTHERWISE DEFINED IN THE FOLLOWING DISCUSSION ARE DEFINED BELOW UNDER "CERTAIN DEFINITIONS" OR UNDER "DESCRIPTION OF THE DEBT SECURITIES" IN THE ACCOMPANYING PROSPECTUS.

GENERAL

    The notes will constitute a separate series of debt securities under the indenture, limited to $250.0 million aggregate principal amount. The notes will
mature on January   , 2009, referred to as the "Maturity Date." Harrah's
Operating will issue the notes in fully registered book-entry form only, without coupons, in denominations of $1,000 and integral multiples thereof. Each note
will bear interest at the rate of    % from January   , 1999 or from the most
recent interest payment date to which interest has been paid or provided for,
payable semiannually on January   and July   of each year (each, an "Interest
Payment Date"), commencing July   , 1999, to the persons in whose names such
notes are registered at the close of business on the date fifteen days prior to such Interest Payment Date.

    If any Interest Payment Date, date of redemption (the "Redemption Date") or Maturity Date of any of the notes is not a business day, then payment of principal, premium, if any, and interest will be made on the next succeeding business day. No interest will accrue on the amount so payable for the period from such Interest Payment Date, Redemption Date or Maturity Date, as the case may be, to the date payment is made. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

    The notes will not be entitled to the benefit of any sinking fund.

    The notes will be unsecured senior Obligations of Harrah's Operating that will rank on a parity with all other unsecured senior Indebtedness of Harrah's Operating from time to time outstanding.

OPTIONAL REDEMPTION

    The notes are redeemable, in whole or in part, at any time, and at our option, at a redemption price equal to the greater of:

    - 100% of the principal amount of notes then outstanding, or

    - the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting
      of twelve 30-day months) at the Adjusted Treasury Rate, plus   basis
      points, as calculated by an Independent Investment Banker.

plus, in either of the above cases, accrued and unpaid interest thereon to the Redemption Date.

    "Adjusted Treasury Rate" means, with respect to any Redemption Date:

    - the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the

      Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

    - if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

    The Adjusted Treasury Rate shall be calculated on the third business day preceding the Redemption Date.

    "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such securities ("Remaining Life").

    "Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

    "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

    "Reference Treasury Dealer" means:

    - each of Morgan Stanley & Co. Incorporated, BancBoston Robertson Stephens Inc., Bear, Stearns & Co. Inc., Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Prudential Securities Incorporated, and their respective successors; provided that, if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer; and

    - any other Primary Treasury Dealer selected by us.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such Redemption Date.

    We will mail a notice of redemption at least 30 days but not more than 60 days before the Redemption Date to each holder of notes to be redeemed. If we elect to partially redeem the notes, the trustee will select in a fair and appropriate manner the notes to be redeemed.

    Unless we default in payment of the redemption price, on and after the Redemption Date, interest will cease to accrue on the notes or portions thereof called for redemption.

ADDITIONAL COVENANTS OF HARRAH'S OPERATING

    The covenant provisions of the indenture described under the caption "Description of the Debt Securities--Merger, Consolidation or Sale of Assets" in the accompanying prospectus will apply to the notes. Further, the provisions of the indenture described under the caption "Description of the Debt Securities--Events of Default" and "--Modification and Waiver" in the accompanying prospectus will apply to the notes. In addition to the foregoing, the following covenants of Harrah's Operating will apply to the notes.

    LIMITATION ON LIENS. Neither Harrah's Operating nor any of its Subsidiaries may issue, assume or guarantee any Indebtedness secured by a Lien upon any Consolidated Property or on any Indebtedness or shares of capital stock of, or other ownership interests in, any Subsidiaries (regardless of whether the Consolidated Property, Indebtedness, capital stock or ownership interests were acquired before or after the date of the Indenture) without effectively providing that the notes shall be secured equally and ratably with (or prior to) such Indebtedness so long as such Indebtedness shall be so secured, except that this restriction will not apply to:

        (a) Liens existing on the date of original issuance of the notes;

        (b) Liens affecting property of a corporation or other entity existing at the time it becomes a Subsidiary of Harrah's Operating or at the time it is merged into or consolidated with Harrah's Operating or a Subsidiary of Harrah's Operating;

        (c) Liens on property existing at the time of acquisition thereof or to secure Indebtedness incurred prior to, at the time of, or within 24 months after the acquisition for the purpose of financing all or part of the purchase price thereof;

        (d) Liens on any property to secure all or part of the cost of improvements or construction thereon or Indebtedness incurred to provide funds for such purpose in a principal amount not exceeding the cost of such improvements or construction;

        (e) Liens which secure Indebtedness owing by a Subsidiary of Harrah's Operating to Harrah's Operating or to a Subsidiary of Harrah's Operating;

        (f) Liens securing Indebtedness of Harrah's Operating the proceeds of which are used substantially simultaneously with the incurrence of such Indebtedness to retire Funded Debt;

        (g) purchase money security Liens on personal property;

        (h) Liens securing Indebtedness of Harrah's Operating or any of its Subsidiaries the proceeds of which are used within 24 months of the incurrence of such Indebtedness for the cost of the construction and development or improvement of property of Harrah's Operating or any of its Subsidiaries;

        (i) Liens on the stock, partnership or other equity interest of Harrah's Operating or any of its Subsidiaries in any Joint Venture or any such Subsidiary which owns an equity interest in such Joint Venture to secure Indebtedness, provided the amount of such Indebtedness is contributed and/or advanced solely to such Joint Venture;

        (j) certain Liens to government entities, including pollution control or industrial revenue bond financing;

        (k) Liens required by any contract or statute in order to permit Harrah's Operating or a Subsidiary of Harrah's Operating to perform any contract or subcontract made by it with or at the request of a governmental entity;

        (l) mechanic's, materialman's, carrier's or other like Liens, arising in the ordinary course of business;

        (m) certain Liens for taxes or assessments and similar charges;

        (n) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property and certain other minor irregularities of title; and

        (o) any extension, renewal, replacement or refinancing of any Indebtedness secured by a Lien permitted by any of the foregoing clauses (a) through (j).

    Notwithstanding the foregoing, Harrah's Operating and any one or more of its Subsidiaries may, without securing the notes, issue, assume or guarantee Indebtedness which would otherwise be subject to the foregoing restrictions in an aggregate principal amount which, together with all other such Indebtedness of Harrah's Operating and its Subsidiaries which would otherwise be subject to the foregoing restrictions (not including Indebtedness permitted by the preceding paragraph) and the aggregate Value of Sale and Lease-Back Transactions (other than those in connection with which Harrah's Operating has voluntarily retired Funded Debt) does not at any one time exceed 15% of Consolidated Net Tangible Assets of Harrah's Operating and its consolidated Subsidiaries.

    LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS. Neither Harrah's Operating nor any of its Subsidiaries will enter into any Sale and Lease-Back Transaction unless either (a) Harrah's Operating or such Subsidiary would be entitled, pursuant to the above provisions, to incur Indebtedness in a principal amount equal to or exceeding the Value of such Sale and Lease-Back Transaction, secured by a Lien on the property to be leased, without equally and ratably securing the notes or (b) Harrah's Operating within 120 days after the effective date of such Sale and Lease-Back Transaction applies to the voluntary retirement of its Funded Debt an amount equal to the Value of the Sale and Lease-Back Transaction (subject to credits for certain voluntary retirements of Funded Debt).

    The defeasance and covenant defeasance provisions of the indenture described under the caption "Description of the Debt Securities--Defeasance of Debt Securities and Certain Covenants in Certain Circumstances" in the accompanying prospectus will apply to the notes.

GUARANTEE OF NOTES

    Harrah's Entertainment will irrevocably and unconditionally guarantee, on an unsecured senior basis, the payment of all obligations of Harrah's Operating under the notes. If Harrah's Operating defaults in the payment of the principal of, premium, if any, or interest on such notes when and as the same shall become due, whether upon maturity, acceleration, call for redemption or otherwise, without the necessity of action by the trustee or any holder of such notes, Harrah's Entertainment shall be required promptly and fully to make such payment. The indenture provides for the release of Harrah's Entertainment as guarantor of the notes in certain circumstances discussed under the caption "Description of the Debt Securities--Guarantee of the Debt Securities" in the accompanying prospectus.

    Harrah's Entertainment conducts substantially all of its business through Harrah's Operating and its subsidiaries and does not own any material assets other than the common stock of Harrah's Operating. As such, Harrah's Entertainment is dependent on the receipt of dividends or other payments from Harrah's Operating to make payments on the guarantee of the notes. Our credit facility imposes significant restrictions on Harrah's Operating's ability to pay dividends to Harrah's Entertainment.

CERTAIN DEFINITIONS

    "Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities or by agreement or otherwise.

    "Consolidated Property" means any property of Harrah's Operating or any of its Subsidiaries.

    "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

    "Funded Debt" means all Indebtedness of Harrah's Operating which (i) matures by its terms on, or is renewable at the option of any obligor thereon to, a date more than one year after the date of original issuance of such Indebtedness and
(ii) ranks at least pari passu with the notes.

    "Indebtedness" of any person means (a) any indebtedness of such person, contingent or otherwise, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), or evidenced by notes, bonds, debentures or similar instruments or letters of credit, or representing the balance deferred and unpaid of the purchase price of any property, including any such indebtedness incurred in connection with the acquisition by such person or any of its Subsidiaries of any other business or entity, if and to the extent such indebtedness would appear as a liability upon a balance sheet of such person prepared in accordance with generally accepted accounting principles, including for such purpose obligations under capitalized leases, and (b) any guarantee, endorsement (other than for collection or deposit in the ordinary course of business), discount with recourse, agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire or to supply or advance funds with respect to, or to become liable with respect to (directly or indirectly) any indebtedness, obligation, liability or dividend of any person, but shall not include indebtedness or amounts owed for compensation to employees, or for goods or materials purchased, or services utilized, in the ordinary course of business of such person. Notwithstanding anything to the contrary in the foregoing, "Indebtedness" shall not include (i) any contracts providing for the completion of construction or other payment or performance with respect to the construction, maintenance or improvement of, or payment of taxes, revenue share payments or other fees to governmental entities with respect to, property or equipment of Harrah's Operating or its Affiliates or (ii) any contracts providing for the obligation to advance funds, property or services on behalf of an Affiliate of Harrah's Operating in order to maintain the financial condition of such Affiliate. For purposes of this definition of Indebtedness, a "capitalized lease" shall be deemed to mean a lease of real or personal property which, in accordance with generally accepted accounting principles, is required to be capitalized, and an Affiliate shall be deemed to include Jazz Holding Company, a Delaware corporation in which Harrah's Operating indirectly owns a minority interest, and each of its Affiliates.

    "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

    "Joint Venture" means any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interests is owned, directly or indirectly, by Harrah's Operating and/or one or more of its Subsidiaries.

    "Lien" means any mortgage, pledge, hypothecation, assignment, deposit, arrangement, encumbrance, security interest, lien (statutory or otherwise), or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

    "Obligations" means any principal, interest, premium, if any, penalties, fees, indemnifications, reimbursements, damages or other liabilities or amounts payable under the documentation governing or otherwise in respect of any Indebtedness.

    "Sale and Lease-Back Transaction" means any arrangement with a person (other than Harrah's Operating or any of its Subsidiaries), or to which any such person is a party, providing for the leasing to Harrah's Operating or any of its Subsidiaries for a period of more than three years of any Consolidated Property which has been or is to be sold or transferred by Harrah's Operating or any of its Subsidiaries to such person or to any other person (other than Harrah's Operating of any of its Subsidiaries), to which funds have been or are to be advanced by such person on the security of the leased property.

    "Stated Maturity" means, when used with respect to any security or any installment of principal thereof or interest thereon, the date specified in such security as the fixed date on which the principal of such security or such installment of principal or interest is due and payable.

    "Subsidiary" of any specified person means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power for the election of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by such person, or by one or more other Subsidiaries, or by such person and one or more other Subsidiaries.

    "Value" means, with respect to a Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (i) the net proceeds of the sale or transfer of property leased pursuant to such Sale and Lease-Back Transaction or (ii) the fair value, in the opinion of Harrah's Operating's Board of Directors as evidenced by a board resolution, of such property at the time of entering into such Sale and Lease-Back Transaction.

BOOK-ENTRY SYSTEM, FORM AND DELIVERY

    The notes will be represented by one or more global securities registered in the name of Cede & Co., the nominee of the Depository Trust Company, as "Depositary," and the provisions set forth under "Description of the Debt Securities--Transfer and Exchange" in the accompanying prospectus will apply to the notes.

    The Depositary is a limited-purpose trust company organized under New York banking law, a "banking organization" within the meaning of New York banking law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants deposit with the Depositary. The Depositary also facilitates the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to indirect participants in the Depositary such as securities brokers and dealers, banks and trust companies that clear through, or maintain a custodial relationship with, a direct participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

    Purchases of the notes under the Depositary's system must be made by or through direct participants, which will receive a credit for the notes on the Depositary's records. The beneficial ownership interest of each actual purchaser of each note is in turn to be recorded on the direct and indirect participants' respective records. Beneficial owners will not receive written confirmation from the Depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interest in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in notes except in the event that use of the book-entry system for the notes is discontinued.

    To facilitate subsequent transfers, all notes deposited with the Depositary by participants in the Depositary will be registered in the name of Cede & Co. The deposit of the notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the notes; the Depositary's records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Neither the Depositary nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, the Depositary mails an omnibus proxy to Harrah's Operating as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

    Payments of principal, interest and premium, if any, on the notes will be made to Cede & Co. The Depositary's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities for the accounts of customers in bearer form or registered in "street-name," and will be the responsibility of each participant and not of the Depositary, the underwriters, or Harrah's Operating, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, interest and premium, if any, to Cede & Co. is the responsibility of Harrah's Operating or the respective trustees. Disbursement of such payments to direct participants is the responsibility of the Depositary, and disbursement of such payments to the beneficial owners of the notes is the responsibility of direct and indirect participants in the Depositary.

    The Depositary may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to Harrah's Operating. Under such circumstances and in the event that a successor securities depository is not obtained, certificates for the notes are required to be printed and delivered. In addition, Harrah's Operating may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, certificates will be printed and delivered.

    Harrah's Operating will not have any responsibility or obligation to participants in the Depositary or the persons for whom they act as nominees with respect to the accuracy of the records of the Depositary, its nominee or any direct or indirect participant with respect to any ownership interest in the notes, or with respect to payments to or providing of notice for the direct participants, the indirect participants or the beneficial owners of the notes.

    The information contained herein under the caption "Description of Notes--Book-Entry System, Form and Delivery" concerning the Depositary and the Depositary's book-entry system has been obtained from sources that Harrah's Operating believes to be reliable. Neither Harrah's Operating, the trustee nor the underwriters, dealers or agents take responsibility for the accuracy or completeness thereof.

THE TRUSTEE

    The trustee under the indenture is IBJ Whitehall Bank & Trust Company.

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in an underwriting
agreement, dated January   , 1999 (the "Underwriting Agreement"), the
underwriters named below (the "Underwriters") have severally agreed to purchase, and we have agreed to sell to them, severally, the respective principal amount of the notes set forth opposite their respective names below:

                                                                                        PRINCIPAL AMOUNT
                                         NAME                                               OF NOTES
--------------------------------------------------------------------------------------  ----------------
Morgan Stanley & Co. Incorporated.....................................................   $
BancBoston Robertson Stephens Inc.....................................................
Bear, Stearns & Co. Inc...............................................................
Credit Suisse First Boston Corporation................................................
Donaldson, Lufkin & Jenrette Securities Corporation...................................
Lehman Brothers Inc...................................................................
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated................................................................
Prudential Securities Incorporated....................................................
                                                                                        ----------------
    Total.............................................................................   $  250,000,000
                                                                                        ----------------
                                                                                        ----------------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the notes is subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The Underwriters are obligated to take and pay for all of the notes if any are taken.

    The Underwriters initially propose to offer part of the notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of
   % of the principal amount of the notes. Any Underwriter may allow, and any such dealers may reallow, a concession to certain other dealers not to exceed
   % of the principal amount of the notes. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

    The total price to the public for the offering of the notes will be $
million, the total underwriters' discounts and commissions will be $   million,
and the total proceeds to the Company (after deducting the estimated offering
expenses of $   million) will be $     million.

    Harrah's Operating and Harrah's Entertainment have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    We do not intend to apply for listing of the notes on a national securities exchange, but have been advised by the Underwriters that they intend to make a market in the notes. The Underwriters are not obligated, however, to do so and may discontinue their market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

    In order to facilitate the offering of the notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the notes. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the notes for their own account. In addition, to cover overallotments or to stabilize the price of the notes, the Underwriters may bid for, and purchase, the notes in the open market. Finally, the Underwriters may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the notes in the offering, if they repurchase previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the notes above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

    Certain of the Underwriters and their respective affiliates have, from time to time, performed various investment or commercial banking and financial advisory services for Harrah's Entertainment and Harrah's Operating in the ordinary course of business.

                                 LEGAL MATTERS

    Latham & Watkins of Los Angeles, California, and E. O. Robinson, Jr., our Senior Vice President and General Counsel, will issue opinions about certain legal matters with respect to the notes for Harrah's. Gibson, Dunn & Crutcher LLP of San Francisco, California, will issue an opinion about certain legal matters with respect to the notes for the Underwriters.

                                    EXPERTS

    The audited financial statements of Harrah's Entertainment appearing in Harrah's Entertainment's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of such firm as experts in giving said reports.

    The audited financial statements of Rio appearing in Rio's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of such firm as experts in giving said reports.

    The consolidated financial statements of Showboat, Inc. and subsidiaries as of December 31, 1997, and for each of the years in the three-year period ended December 31, 1997, appearing in the Showboat, Inc. Form 10-K for the year ended December 31, 1997, incorporated herein by reference, has been incorporated herein by reference in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

                        HARRAH'S OPERATING COMPANY, INC.
                                DEBT SECURITIES
       PAYMENT OF PRINCIPAL, INTEREST AND PREMIUM, IF ANY, GUARANTEED BY
                          HARRAH'S ENTERTAINMENT, INC.

    Harrah's Operating Company, Inc. may from time to time sell up to $750,000,000 aggregate initial offering price of debt securities, consisting of debentures, notes or other types of debt. Harrah's Entertainment, Inc. will guarantee the payment of all obligations of Harrah's Operating Company, Inc. under any of these debt securities. Harrah's Operating and Harrah's Entertainment will provide specific terms of the debt securities and related guarantees in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                            ------------------------

    THE SECURITIES AND EXCHANGE COMMISSION, STATE SECURITIES REGULATORS AND GAMING REGULATORY AUTHORITIES HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                The date of this prospectus is December 31, 1998

    YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT OR A SALE OF THE DEBT SECURITIES. YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE OFFERING THE DEBT SECURITIES AND SEEKING OFFERS TO BUY THE DEBT SECURITIES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED.

                            ------------------------

                               TABLE OF CONTENTS

                                                                                            PAGE
                                                                                            -----
About This Prospectus..................................................................           2
Where You Can Find More Information....................................................           3
Disclosure Regarding Forward-Looking Statements........................................           4
The Company............................................................................           4
Ratio of Earnings to Fixed Charges.....................................................           4
Use of Proceeds........................................................................           5
Description of the Debt Securities.....................................................           5
Plan of Distribution...................................................................          15
Legal Matters..........................................................................          16
Experts................................................................................          16

                             ABOUT THIS PROSPECTUS

    IN THIS PROSPECTUS, THE WORDS "COMPANY," "HARRAH'S," "WE," "OUR," "OURS," AND "US" REFER TO HARRAH'S ENTERTAINMENT, INC., A DELAWARE CORPORATION ("HARRAH'S ENTERTAINMENT"), AND ITS WHOLLY OWNED SUBSIDIARY, HARRAH'S OPERATING COMPANY, INC., A DELAWARE CORPORATION ("HARRAH'S OPERATING"), UNLESS OTHERWISE STATED OR THE CONTEXT OTHERWISE REQUIRES.

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "Commission") utilizing a "shelf" registration process. Under this shelf registration process, we may sell any combination of the debt securities (and related guarantees) described in this prospectus in one or more offerings up to a total dollar amount of $750,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the next heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 (1-800-732-0330) for further information on the public reference rooms. You can also obtain copies of these materials from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). You also may read and copy reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

    We have filed a registration statement and related exhibits with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). The registration statement contains additional information about us and the debt securities. You may inspect the registration statement and its exhibits without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the Commission at prescribed rates.

    The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

    - Annual Report on Form 10-K for the year ended December 31, 1997;

    - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

    - Proxy Statement on Schedule 14A dated October 15, 1998; and

    - Current Reports on Form 8-K dated June 1, 1998, August 9, 1998, September 4, 1998, October 21, 1998 and December 4, 1998 and on Form 8-K/A dated June 1, 1998.

    You may request a free copy of these filings by writing or telephoning us at the following address:

                         Attention: Corporate Secretary
                          Harrah's Entertainment, Inc.
                                1023 Cherry Road
                            Memphis, Tennessee 38117
                                 (901) 762-8600

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including those discussed elsewhere in the documents that are incorporated by reference into this prospectus and the following, any of which could affect our future results and could cause results to differ materially from those expressed in such forward-looking statements:

    - the effect of economic, credit and capital market conditions;

    - our construction and development activities;

    - the ability of Harrah's and Rio Hotel & Casino, Inc. to complete their merger and successfully integrate their operations;

    - the impact of competition;

    - changes in laws or regulations, third party relations and approvals, decisions of courts, regulators and governmental bodies; and

    - changes in customer demand.

                                  THE COMPANY

    We are one of the leading casino entertainment companies in the United States, operating in more markets than any other casino company and offering a Harrah's casino experience within a three-hour drive of one-third of the U.S. population. Our U.S. operations currently include eight land-based casinos, seven riverboat or dockside casinos, and three casinos on Indian reservations. We also own a partial interest in and manage a land-based casino in Sydney, Australia and own a non-controlling interest in and will manage the only land-based casino in New Orleans, Louisiana upon its anticipated completion in late October 1999. In addition, completion of our pending merger with Rio Hotel & Casino, Inc. (expected to close on January 1, 1999) will add a profitable, premier Las Vegas destination resort with a unique level of service, strong brand name, and distinct customer base to our existing national distribution of casino offerings. Harrah's Entertainment is a holding company, the principal asset of which is the capital stock of Harrah's Operating. Harrah's Operating directly owns certain of the assets and directly and indirectly owns the stock of certain subsidiaries which operate our business.

    Our principal executive offices are located at 1023 Cherry Road, Memphis, Tennessee 38117, and our telephone number is (901) 762-8600.

                       RATIO OF EARNINGS TO FIXED CHARGES

    Our consolidated ratios of earnings to fixed charges for the periods indicated were as follows (unaudited):

                                        YEAR ENDED DECEMBER 31,
   NINE MONTHS ENDED     -----------------------------------------------------
  SEPTEMBER 30, 1998       1997       1996       1995       1994       1993
-----------------------  ---------  ---------  ---------  ---------  ---------
         2.8x                 2.8x       2.8x       1.3x       2.0x       2.6x

For purposes of computing this ratio, "earnings" consist of:

    - income before income taxes, plus

    - fixed charges (excluding capitalized interest) and

    - minority interests (relating to subsidiaries whose fixed charges are included in the computation), less

    - equity in undistributed earnings of less than 50% owned investments.

"Fixed charges" include:

    - interest (whether expensed or capitalized),

    - amortization of debt expense,

    - discount or premium related to indebtedness, and

    - the portion of rental expense that we deem to be representative of interest.

    As required by the rules which govern the computation of this ratio, both earnings and fixed charges are adjusted where appropriate to include the financial results for the Company's nonconsolidated majority-owned subsidiaries. Accordingly, the 1994 and 1995 periods have been adjusted to include the financial results and fixed charges of Harrah's Jazz Company. For the nine months ended September 30, 1998, the computation of the ratio has been adjusted to include the financial results and fixed charges of Showboat Marina Casino Partnership.

                                USE OF PROCEEDS

    We intend to use the net proceeds from the sale of any series of the debt securities for general corporate purposes or other purposes specified in the applicable prospectus supplement. Such general corporate purposes may include acquisitions, capital expenditures and working capital requirements, as well as the repayment, redemption or repurchase of outstanding indebtedness. We will describe in the prospectus supplement any indebtedness we intend to refinance with the net proceeds received from the sale of any series of debt securities.

                       DESCRIPTION OF THE DEBT SECURITIES

    This prospectus describes the general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We also will indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

    The debt securities will be issued under an indenture between Harrah's Operating, as obligor, Harrah's Entertainment, as guarantor, and IBJ Whitehall Bank & Trust Company, as trustee. We have summarized select portions of the indenture below. The summary is not complete. The indenture is attached as an exhibit to the registration statement and is incorporated by reference into this prospectus. You should read the indenture for provisions that may be important to you. The indenture is subject to and also includes terms incorporated from the Trust Indenture Act of 1939, as amended. Capitalized terms used and not otherwise defined in this summary have the meaning specified in the indenture.

GENERAL

    The terms of each series of debt securities will be established from time to time by or pursuant to a resolution of the Board of Directors of Harrah's Operating or by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to such series (including any pricing supplement). Unless otherwise provided in a supplemental indenture, Harrah's Operating will be able to issue additional debt securities of a particular series from time to time without obtaining the consent of holders of previously issued debt securities of the same series.

    There may be more than one trustee with respect to one or more series of debt securities. Any trustee under the indenture may resign or be removed with respect to one or more series of debt securities, and a successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as trustees with respect to different series of debt securities, each such trustee shall be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee thereunder, and, except as otherwise indicated herein, any action described herein to be taken by the trustee may be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee under the indenture.

    Harrah's Operating can issue an unlimited amount of debt securities under the indenture that may be in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will set forth in a prospectus supplement (including any pricing supplement) relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the debt securities:

    - the title of the debt securities;

    - any limit on the aggregate principal amount of the debt securities;

    - the price or prices (expressed as a percentage of the aggregate principal amount) at which we will sell the debt securities;

    - the date or dates on which Harrah's Operating will pay the principal on the debt securities (or the method by which such date or dates will be determined);

    - the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which the interest will accrue, and the circumstances, if any, in which Harrah's Operating may defer interest payments, the dates on which the interest shall be payable and the record date for the interest payable on any interest payment date;

    - the place or places where principal, premium and interest on the debt securities will be payable (or the method of such payment) and the debt securities may be surrendered for transfer or exchange;

    - any obligation of Harrah's Operating to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

    - the terms and conditions upon which Harrah's Operating may redeem the debt securities;

    - the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

    - whether the debt securities will be issued at a discount;

    - the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

    - any provisions for the defeasance or discharge of certain obligations with respect to the debt securities, which may add to, substitute for or modify (or any combination of the foregoing) the provisions of the indenture;

    - whether the debt securities will be in registered or bearer form;

    - the designation of the currency, currencies or currency units in which payments of principal, premium and interest on the debt securities will be made;

    - the currency of denomination of the debt securities;

    - if payments of principal, premium or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

    - the manner in which the amounts of payment of principal, premium or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

    - any addition to or change in the Events of Default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

    - any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities;

    - whether the debt securities will be issued in the form of certificated debt securities or global debt securities and whether such global debt securities will be issuable in temporary or permanent global form;

    - any terms on which the debt securities (and related guarantees) will be subordinate to other debt of Harrah's Operating or Harrah's Entertainment, as the case may be;

    - any provisions relating to any security provided for the debt securities;

    - any listing of the debt securities on a securities exchange;

    - any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities; and

    - any other terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series.

    Harrah's Operating may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

    If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement. In addition, special United States federal tax considerations or other restrictions or terms applicable to any debt securities issuable in bearer form or offered exclusively to foreigners will be set forth in the applicable prospectus supplement.

GUARANTEE OF THE DEBT SECURITIES

    Harrah's Entertainment irrevocably and unconditionally will guarantee the payment of all obligations of Harrah's Operating under the debt securities. If Harrah's Operating defaults in the payment of the principal of, premium, if any, or interest on the debt securities when and as the same shall become due, whether upon maturity, acceleration, call for redemption or otherwise, without the necessity of action by the trustee or any holder of the debt securities, Harrah's Entertainment shall be required promptly and fully to make such payment. The indenture releases Harrah's Entertainment as guarantor of the debt securities in certain circumstances, including circumstances in which:

    - Harrah's Operating ceases to be a wholly owned subsidiary of Harrah's Entertainment, or

    - Harrah's Operating transfers all or substantially all of its assets to, or merges with, another entity in a transaction governed by the "Merger, Consolidation or Sale of Assets" covenant in the indenture, and (x) such transferee entity assumes Harrah's Operating's obligations under the indenture and (y) such transfer or merger otherwise complies with the requirements of such covenant.

    Harrah's Entertainment conducts substantially all of its business through Harrah's Operating and subsidiaries of Harrah's Operating and does not own any material assets other than all of the capital stock of Harrah's Operating. As such, Harrah's Entertainment is dependent on the receipt of dividends or other payments from Harrah's Operating to make payments on the guarantee of the debt securities. Harrah's Entertainment's obligations under the guarantee with respect to any particular series of debt securities are as a secondary obligor, and such obligations will be subordinated to all present and future senior indebtedness of Harrah's Entertainment on the same basis as debt securities of that series are subordinated to senior indebtedness of Harrah's Operating.

TRANSFER AND EXCHANGE

    Each debt security will be represented by one or more global securities registered in the name of The Depository Trust Company, as Depositary (the "Depositary"), or a nominee (we will refer to any debt security represented by a global debt security as a "book-entry debt security"), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a "certificated debt security") as set forth in the applicable prospectus supplement. Except as set forth under the heading "Global Debt Securities and Book-Entry System" below, book-entry debt securities will not be issuable in certificated form.

    CERTIFICATED DEBT SECURITIES. You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

    You may effect the transfer of certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by Harrah's Operating or the trustee of the certificate to the new holder or the issuance by Harrah's Operating or the trustee of a new certificate to the new holder.

    GLOBAL DEBT SECURITIES AND BOOK-ENTRY SYSTEM. Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the Depositary, and registered in the name of the Depositary or a nominee of the Depositary.

    The Depositary has indicated it intends to follow the following procedures with respect to book-entry debt securities.

    Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the Depositary for the related global debt security ("participants") or persons that may hold interests through participants. Upon the issuance of a global debt security, the Depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the book-entry debt securities represented by such global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

    So long as the Depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, each person beneficially owning book-entry debt securities must rely on the procedures of the Depositary for the related global debt security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

    We understand, however, that under existing industry practice, the Depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that Harrah's Operating, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the Depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture.

    Harrah's Operating will make payments of principal of, and premium and interest on book-entry debt securities to the Depositary or its nominee, as the case may be, as the registered holder of the related global debt security. None of Harrah's Operating, Harrah's Entertainment, the trustee or any other agent of ours or agent of the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

    We expect that the Depositary, upon receipt of any payment of principal of, premium or interest on a global debt security, will immediately credit participants' accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of such Depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those participants.

    Harrah's Operating will issue certificated debt securities in exchange for each global debt security if the Depositary is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days. In addition, Harrah's Operating may at any time and in its sole discretion determine not to have the book-entry debt securities of any series represented by one or more global debt securities and, in that event, will issue certificated debt securities in exchange for the global debt securities of that series. Global debt securities will also be exchangeable by the holders for certificated debt securities if an Event of Default with respect to the book-entry debt securities represented by those global debt securities has occurred and is continuing. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the Depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

    We have obtained the foregoing information concerning the Depositary and the Depositary's book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

NO PROTECTION IN THE EVENT OF A CHANGE OF CONTROL

    Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event either Harrah's Operating or Harrah's Entertainment has a change of control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control) which could adversely affect holders of debt securities.

COVENANTS

    We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.

MERGER, CONSOLIDATION OR SALE OF ASSETS

    Neither Harrah's Operating nor Harrah's Entertainment may consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its properties and assets to another corporation, person or entity unless:

    - (i) in the case of a merger or consolidation, Harrah's Operating or Harrah's Entertainment, as the case may be, is the surviving person, or
      (ii) the successor or transferee is a corporation organized under the laws of any U.S. domestic jurisdiction and expressly assumes, by supplemental indenture, our obligations under the debt securities and the indenture; and

    - immediately after giving effect to the transaction, no default or Event of Default shall exist under the indenture.

EVENTS OF DEFAULT

    "Event of Default" means with respect to any series of debt securities, any of the following:

    - failure to pay principal of any debt security of that series when due and payable at maturity, upon redemption or otherwise or failure to deposit a sinking fund payment when and as due in respect of any debt security of that series;

    - failure to pay any interest on any debt security of that series when due, and such default continues for 30 days;

    - default in the performance or breach of any other covenant or warranty of Harrah's Operating or Harrah's Entertainment in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after Harrah's Operating receives written notice from the trustee or Harrah's Operating and the trustee receive written notice from the holders of at least 25% in principal amount of the outstanding debt securities of that series as provided in the indenture;

    - certain events of bankruptcy, insolvency or reorganization;

    - the acceleration of the maturity of any indebtedness of Harrah's Operating (other than Non-recourse Indebtedness), at any one time, in an amount in excess of the greater of (i) $25 million and (ii) 5% of the Consolidated Net Tangible Assets, if such acceleration is not annulled within 30 days after Harrah's Operating receives written notice from the trustee and the holders of at least 25% in principal amount of the outstanding debt securities of the affected series; and

    - any other Event of Default provided with respect to debt securities of the series that is described in the applicable prospectus supplement.

    "Non-recourse Indebtedness" means indebtedness with terms providing that the lender's claim for repayment of that indebtedness is limited solely to a claim against the property that secures the indebtedness.

    "Consolidated Net Tangible Assets" means the total amount of assets (including investments in joint ventures) of Harrah's Operating and its subsidiaries (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom:

    - all of Harrah's Operating's and its subsidiaries' current liabilities (excluding (i) the current portion of long-term indebtedness, (ii) intercompany liabilities and (iii) any liabilities which are by their terms renewable or extendable at the option of the obligor to a time more than 12 months from the time as of which the amount thereof is being computed); and

    - all goodwill, trade names, trademarks, patents, unamortized debt discount and any other like intangibles, all as set forth on the consolidated balance sheet of Harrah's Operating for the most recently completed fiscal quarter for which financial statements are available and computed in accordance with generally accepted accounting principles.

    If an Event of Default with respect to debt securities of any series (other than an Event or Default relating to certain events of bankruptcy, insolvency or reorganization) occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may, by a notice as provided in the indenture, declare the unpaid principal amount (or, if the debt securities of that series are discount securities, such lesser amount as may be specified in the terms of that series) of, and any accrued and unpaid interest on, all debt securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to debt securities of any series has been made, but before the trustee obtains a judgment or decree based on that acceleration, the holders of a majority in principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul that acceleration. For information regarding waiver of defaults, see "Modification and Waiver" below.

    The indenture will provide that, subject to the trustee's duty to act with the required standard of care during an Event of Default, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders, unless such holders offer the trustee reasonable security or indemnity. Subject to certain provisions of the indenture, including those entitling the trustee to receive security and indemnification, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

    The indenture requires that we furnish annually to the trustee a statement as to our performance of our obligations under the indenture and as to any default in such performance.

MODIFICATION AND WAIVER

    We generally may amend the indenture or the debt securities with the written consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by the amendment, with each series voting as a separate class. The holders of a majority in principal amount of the outstanding debt securities of any series may also waive our compliance in a particular instance with any provision of the indenture with respect to the debt securities of that series. We must obtain the consent of each holder of debt securities affected by a particular amendment or waiver, however, if such amendment or waiver:

    - reduces the percentage of the principal amount of debt securities whose holders must consent to an amendment or waiver;

    - reduces the rate of or changes the time for payment of interest (including default interest) on any debt security;

    - reduces the principal of or premium on, or changes the fixed maturity of, any debt security or reduces the amount of, or postpones the date fixed for, redemption or the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

    - reduces the principal amount of discount securities payable upon acceleration of maturity;

    - makes the principal of or premium or interest on any debt security payable in currency other than that stated in the debt security;

    - makes any change to provisions of the indenture concerning waivers of defaults or Events of Default by holders or the rights of holders of debt securities to recover the principal of, premium or interest on those debt securities; or

    - waives a default in the payment of the principal of or interest on any debt security, except as otherwise provided in the indenture.

    We may amend the indenture or the debt securities without notice to or the consent of any holder of a debt security:

    - to cure any ambiguity, defect or inconsistency;

    - to comply with the indenture's provisions with respect to successor corporations;

    - to comply with any requirements of the Commission in connection with the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

    - to provide for certificated or unregistered debt securities and to make all appropriate changes for such purpose;

    - to add to, change or eliminate any of the provisions of the indenture in respect of one of more series of debt securities, provided, however, that any such addition, change or elimination (A) (1) does not apply to any debt security of any series created prior to the execution of such amendment and entitled to the benefit of such provision, and (2) does not modify the rights of a holder of any such debt security with respect to such provision, or (B) becomes effective only

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      when there is no outstanding debt security of any series created prior to such amendment and entitled to the benefit of such provision;

    - to make any change that does not adversely affect in any material respect the interest of any holder of a debt security; or

    - to establish additional series of debt securities as permitted by the indenture.

    The holders of a majority in principal amount of the outstanding debt securities of any series, by notice to the trustee, may waive any existing default or Event of Default and its consequences with respect to the debt securities of that series other than a default or Event of Default in the payment of the principal of or any interest on any debt security; PROVIDED, HOWEVER, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

DEFEASANCE OF DEBT SECURITIES AND CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

    DEFEASANCE AND DISCHARGE. The indenture provides that we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to pay additional amounts, if any, upon the occurrence of certain tax, assessment or governmental charge events with respect to payments on such debt securities, to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, to maintain paying agencies and to hold money for payment in trust). We will be so discharged when we:

    - deposit with the trustee money and/or government obligations that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay each installment of principal, premium and interest on, and any mandatory sinking fund payments in respect of, the debt securities of that series on the dates such payments are due; and

    - deliver to the trustee an opinion of counsel or a ruling from the United States Internal Revenue Service (an "IRS Ruling"), in either case to the effect that holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge.

    DEFEASANCE OF CERTAIN COVENANTS. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

    - we may omit to comply with certain restrictive covenants contained in the indenture (or, if provided for in the applicable prospectus supplement, any other restrictive covenant relating to any series of debt securities provided for in a resolution of the Board of Directors of Harrah's Operating or a supplemental indenture which, by its terms may be defeased pursuant to the terms of that series of debt securities), and

    - any omission to comply with such obligations will not constitute a default or Event of Default with respect to any debt securities of that series ("covenant defeasance").

The conditions require, among others, that we:

    - deposit with the trustee money and/or government obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay each installment of principal, premium and interest on, and any mandatory sinking

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      fund payments in respect of, the debt securities of that series on the dates such payments are due; and

    - deliver to the trustee an opinion of counsel or an IRS Ruling, in either case to the effect that holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge.

LIMITED LIABILITY OF CERTAIN PERSONS

    None of the past, present or future stockholders, incorporators, employee officers or directors, as such, of Harrah's Operating, Harrah's Entertainment or any of our affiliates or successor corporations shall have any personal liability in respect of our obligations under the indenture or the debt securities by reason of his, her or its status as such stockholder, incorporator, employee officer or director.

MANDATORY DISPOSITION PURSUANT TO GAMING LAWS

    Federal, state and local authorities in several jurisdictions regulate extensively our casino entertainment operations. The nature of such regulation is described in detail in "Business and Properties-- Governmental Regulation" in the 1997 Form 10-K of Harrah's Entertainment, which we have incorporated by reference herein. The gaming authority of any jurisdiction in which we or any of our subsidiaries conduct or propose to conduct gaming may require that a holder of the debt securities or the beneficial owner of the debt securities of a holder be licensed, qualified or found suitable under applicable gaming laws. Under the indenture, each person that holds or acquires beneficial ownership of any of the debt securities subject to the indenture shall be deemed to have agreed, by accepting such debt securities, that if any such gaming authority requires such person to be licensed, qualified or found suitable under applicable gaming laws, such holder or beneficial owner, as the case may be, shall apply for a license, qualification or a finding of suitability within the required time period.

    If a person required to apply or become licensed or qualified or be found suitable fails to do so, we shall have the right, at our election, (i) to require such person to dispose of its debt securities or beneficial interest therein within 30 days of receipt of notice of such election or such earlier date as may be requested or prescribed by such gaming authority or (ii) to redeem such debt securities at a redemption price equal to the lesser of (A) such person's cost or (B) 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the earlier of (x) the redemption date or (y) the date of the finding of unsuitability, which may be less than 30 days following the notice of redemption if so requested or prescribed by the applicable gaming authority. We will notify the trustee in writing of any such redemption as soon as practicable. We will not be responsible for any costs or expenses any such holder may incur in connection with its application for a license, qualification or a finding of suitability. Under the indenture, the trustee must report the names of the record holders of the debt securities to any gaming authority when required by law.

GOVERNING LAW

    The indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the state of New York.

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                              PLAN OF DISTRIBUTION

    We may sell the debt securities to one or more underwriters for public offering and sale by them and also may sell the debt securities to investors directly or through agents. We will name any underwriter or agent involved in the offer and sale of debt securities in the applicable prospectus supplement. We have reserved the right to sell or exchange the debt securities directly to investors on our own behalf in those jurisdictions where and in such manner as we are authorized to do so. We may also exchange debt securities for outstanding securities of Harrah's Operating.

    We may distribute the debt securities from time to time in one or more transactions:

    - at a fixed price or prices, which may be changed;

    - at market prices prevailing at the time of sale;

    - at prices related to such prevailing market prices; or

    - at negotiated prices.

    We also may, from time to time, authorize dealers, acting as our agents, to offer and sell the debt securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of the debt securities, we, or the purchasers of debt securities for whom the underwriters may act as agents, may compensate underwriters in the form of discounts or commissions. Underwriters may sell the debt securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase the debt securities as a principal, and may then resell the debt securities at varying prices to be determined by the dealer.

    We will describe in the applicable prospectus supplement any compensation we pay to underwriters or agents in connection with the offering of debt securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of debt securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the debt securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, and to reimburse these persons for certain expenses.

    To facilitate the offering of debt securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the debt securities. This may include over-allotments or short sales of the debt securities, which involves the sale by persons participating in the offering of more debt securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the debt securities by bidding for or purchasing debt securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if debt securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the debt securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

    Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of business.

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                                 LEGAL MATTERS

    Latham & Watkins of Los Angeles, California, and E. O. Robinson, Jr., our Senior Vice President and General Counsel, will issue opinions about certain legal matters with respect to the debt securities for Harrah's.

                                    EXPERTS

    The audited financial statements of Harrah's Entertainment appearing in Harrah's Entertainment's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of such firm as experts in giving said reports.

    The audited financial statements of Rio appearing in Rio's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of such firm as experts in giving said reports.

    The consolidated financial statements of Showboat, Inc. and subsidiaries as of December 31, 1997, and for each of the years in the three-year period ended December 31, 1997, appearing in the Showboat, Inc. Form 10-K for the year ended December 31, 1997, incorporated herein by reference, have been incorporated herein by reference in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of such firm as experts in accounting and auditing.

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